   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 29, 2004
                                                     REGISTRATION NO. 333-114432

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-11
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                     AMREIT
       (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS GOVERNING INSTRUMENT)

                          8 GREENWAY PLAZA, SUITE 1000
                              HOUSTON, TEXAS 77046
                                 (713) 850-1400
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 H. KERR TAYLOR
                             CHIEF EXECUTIVE OFFICER
                                     AMREIT
                          8 GREENWAY PLAZA, SUITE 1000
                              HOUSTON, TEXAS 77046
                                 (713) 850-1400
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

                                BRYAN L. GOOLSBY
                                KENNETH L. BETTS
                            LOCKE LIDDELL & SAPP LLP
                          2200 ROSS AVENUE, SUITE 2200
                            DALLAS, TEXAS 75201-6776
                                 (214) 740-8000

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

      If this form is filed to register additional Securities for offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________________

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________________

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                               ------------------

This Post-Effective Amendment No. 1 consists of the following:

         1. The Registrant's final form of Prospectus dated June 25, 2004, previously filed on June 24, 2004 and refilled herewith.

         2. Supplement No. 2 dated September 29, 2004 to the Registrant's Prospectus dated June 25, 2004, included herewith, which will be delivered as an unattached document along with the Prospectus dated June 25, 2004. Supplement No. 2 supersedes and replaces all prior supplements to the Prospectus.

         3. Part II included herewith.

         4. Signatures, included herewith.

THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER PAGE OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

         SUPPLEMENTAL INFORMATION - The prospectus of AmREIT consists of this prospectus dated June 24, 2004 and Supplement No. 2 dated September 29, 2004. Supplement No. 2 supersedes and replaces prior Supplement No. 1 (dated August 31, 2004).

                              [ORIGINAL PROSPECTUS]

                                     AMREIT

                  SUPPLEMENT NO. TWO, DATED SEPTEMBER 29, 2004
                       TO PROSPECTUS, DATED JUNE 25, 2004
        FOR UP TO 17,000,000 CLASS D COMMON SHARES OFFERED TO THE PUBLIC


         This Supplement supplements, and should be read in conjunction with, the Prospectus dated June 25, 2004. This Supplement No. Two supercedes and replaces all prior supplements to the prospectus. Capitalized terms used in this Supplement have the same meanings as in the Prospectus unless otherwise stated herein.

         Information as to the number and types of properties acquired by AmREIT is presented as of August 31, 2004 and all references to property acquisitions should be read in that context. Proposed properties for which AmREIT enters into initial commitments to acquire, as well as property acquisitions, that occur after August 31, 2004, will be reported in a subsequent Supplement.

         The purpose of this Supplement is to describe the following:

         (1) the status of the offering of class D common shares in AmREIT;

         (2) revisions to the "Risk Factors" section of the prospectus;

         (3) revisions to the "Experts" section of the prospectus to update the information included in the prospectus relating to the acquisition of certain properties described in this Supplement;

         (4) financial information relating to the acquisition of certain properties described in this Supplement; and

         (5) all other material items that have been previously disclosed by supplement to the Prospectus.

                             STATUS OF THE OFFERING

         As of August 31, 2004, AmREIT had received subscriptions from this offering for approximately 275,300 class D common shares, totaling $2.75 million in gross proceeds. Of this amount, AmREIT has paid $289 thousand to AmREIT Securities Company, the dealer manager of this offering and an affiliate of AmREIT, pursuant to the terms of the dealer manager agreement between AmREIT and AmREIT Securities. Additionally, AmREIT Securities has paid out approximately $220 thousand in commissions to other non-affiliated NASD broker dealer firms.

                               RECENT DEVELOPMENTS

         AmREIT has acquired four new properties: The Courtyard at Post Oak, Bakery Square Shopping Center, Plaza in the Park and Cinco Ranch Shopping Center. The first three are located in Houston, Texas and the last property is located in Katy, Texas, a suburb of Houston.

The Courtyard at Post Oak:

         On June 15, 2004, AmREIT acquired The Courtyard at Post Oak, consisting of a 4,013 square foot, free standing building occupied by Verizon Wireless (NYSE: VZ) and a 9,584 square foot, multi-tenant shopping center occupied by Ninfa's Restaurant and Dessert Gallery. The property was acquired for $6.35 million in cash.

Plaza in the Park:

         On July 1, 2004, AmREIT acquired Plaza in the Park, a 129,955 square foot Kroger (NYSE: KR) anchored shopping center located on approximately 14.3 acres of land. The property was acquired with approximately $15.3 million in cash and the assumption of $18.2 million in long term fixed rate debt.

Cinco Ranch Shopping Center:

         On July 1, 2004, AmREIT acquired Cinco Ranch Shopping Center, a 97,297 square foot Kroger (NYSE: KR) anchored shopping center located on approximately
12.8 acres of land. The property was acquired with approximately $6.4 million in cash and the assumption of $8.6 million in long term fixed rate debt.

Bakery Square Shopping Center:

         On July 21, 2004, AmREIT acquired Bakery Square Shopping Center, which is comprised of a free standing Walgreen's and a 19,494 square foot shopping center anchored by Bank of America (NYSE: BOA). The shopping center was acquired with approximately $3.97 million in cash and the assumption of $4.52 million in long term fixed rate debt.

Extension of Credit Facility:

         On September 3, 2004, AmREIT extended its $35 million credit facility to October 4, 2004. AmREIT is in the process of documenting an extension of the credit facility to October 4, 2005, substantially under the same terms and conditions as the previous credit facility.

                                   COVER PAGE

         The last sentence of the first paragraph of the Cover Page is hereby amended to change the second reference of "$10.00" to "$9.50".

                                  RISK FACTORS

         The section of the prospectus entitled "Risk Factors" beginning on page 11 of the prospectus is supplemented with the following risk factors:

USE OF DESCRIPTIVE TERMS.

         Throughout this prospectus, management of AmREIT has employed various favorable descriptive terms, including "synergistic," "rapidly growing," "premier," "unique combination," "dependable growth," "high-quality," "high-end" and "proven track record" to describe its properties, its historic growth and its business structure. These terms have not been defined in the prospectus and could, therefore, be interpreted too positively by prospective investors. Although these terms reflect management's beliefs concerning these matters, since they were not characterized as such, prospective investors are cautioned that the use of these descriptive terms is not intended to offer projections of the future operating performance of the properties or AmREIT as a whole. Further, no assurance can be given that the favorable characteristics ascribed by management to certain of its properties and/or AmREIT will prove to be accurate, or that AmREIT will perform as well as such terms may suggest.

OUR FINANCIAL PERFORMANCE WILL DEPEND ON THE HEALTH OF THE TEXAS ECONOMY.

         At August 31, 2004, 17 and 22 of our properties, representing 69.7% and 73.4% of our annualized rental income, were located in the greater metropolitan Houston area and the State of Texas, respectively. Our performance is, therefore, highly dependent upon the economic conditions in Houston and Texas generally. A general downturn in the economy or the real estate market in Houston or Texas could have a material adverse effect on our results of operations and financial condition.

WE MAY CONTINUE TO RECOGNIZE IMPAIRMENT CHARGES FOR THE FORESEEABLE FUTURE.

         We recognized an impairment charge during the second quarter of 2004. We anticipate that as we sell our older triple net properties, we may recognize additional impairment charges related to those properties in the future. Impairments result from our regular analysis of our real property assets to determine whether circumstances indicate that the book value of an asset may not be fully recoverable. Additionally, any time we market a property for sale at a price less than book value, we recognize an immediate charge. Impairments are non-cash expenses and impact both our net income and funds from operations for each fiscal quarter.

         The risk factor entitled "AmREIT may increase its leverage without shareholder approval" on page 12 of the prospectus is hereby amended by deleting the second paragraph and replacing it in its entirety with the following:

         At August 31, 2004, AmREIT had outstanding debt totaling $85.03 million of which $32.21 million was unsecured. This debt represented approximately 50% of AmREIT's total assets.

                             BUSINESS AND PROPERTIES

PROPERTIES

         Location of Properties.

         The following paragraphs update and replace the paragraph under this caption on page 27 of the Prospectus.

AmREIT's focus is on property investments in Texas. Of our 54 properties, 23 are located in Texas, with 17 being located in the greater Houston Metropolitan statistical area. Our portfolio of assets tends to be located in areas we know well, and where we can keep our eye on them. For that reason, we believe AmREIT delivers an extra degree of hands on management to our real estate investments.

Houston is Texas' largest city and the fourth largest city in the United States. According to a US Census, 2003 population estimates for Houston are approximately 4,497,000, a 2.1% increase as compared to 2002, and a 27% increase compared to 1990. In 2003, the unemployment rates for both Texas and Houston were below the national average and inflation was less pronounced in Houston and Texas, compared to the national average. While still highly dependent on the petro-chemical industry, Houston has sought to diversify its business base so the local economy does not follow the drastic rise and fall of oil prices. The Port of Houston, one of the largest in the world, is the second busiest port in the United States in terms of annual tonnage.

The national economy showed marked improvement in 2003 and many indicators show that the Houston and Texas economies outperformed the national averages. The Houston economy is highly diversified, with over 50% of the workforce employed in sectors that are marginally, if at all, affected by changing energy prices. Houston's top ten employers include:

*  Houston Independent School District         *  Harris County
*  City of Houston                             *  MD Anderson Cancer Center
*  Administaff                                 *  Halliburton
*  Continental Airlines                        *  Kroger
*  Memorial Herman Healthcare Center           *  ARAMARK Corporation

According to RECON, Houston area retail sales per capita were reported to be $13,525 for 2003, compared to the sate average of $12,859 per capita. The overall occupancy rate for retail during 2003 was 86% while the average occupancy rate for strip and shopping centers was approximately 89%.

Management believes that any downturn in the Houston economy could adversely affect us; however, general retail and grocery anchored shopping centers, which we primarily own, provide basic necessity-type items, and tend to be less affected by economic changes.

         DESCRIPTION.

         The following sentence updates and replaces the table heading under this caption on page 30 of the Prospectus.

         Information concerning the properties owned solely by AmREIT as of August 31, 2004, is presented in the following table:

                    AMREIT WHOLLY-OWNED PROPERTY INFORMATION
                                (AUGUST 31, 2004)


                                                                                      BUILDING                           LEASE
                                                     DATE           PURCHASE         LEASEABLE         ANNUAL          EXPIRATION
         PROPERTY (LOCATION)                       ACQUIRED          PRICE              AREA            RENT              DATE
         -------------------                       --------          -----              ----            ----              ----
Radio Shack
   (Dallas, TX) ..............................     06/15/94      $ 1,062,000            5,200         $108,900          11/30/06
Transworld Entertainment
   (Independence, MO) ........................     11/14/94        1,550,000           14,047          135,000          01/31/05
Copperfield Medical Plaza
   (Houston, TX) .............................     07/01/95        1,680,000           14,000          201,072          04/30/07
Wherehouse Entertainment
   (Wichita, KS) .............................     09/12/95        1,700,000           15,158            (3)            12/31/04
FootStar, Inc. (1)
   (Tucson, AZ) ..............................     09/11/96        3,351,000           19,550            (1)            09/30/16
Washington Mutual
   (The Woodlands, TX) (4) ...................     09/23/96          500,000               --           59,461          09/30/11
Washington Mutual
   (Houston, TX) (4) .........................     12/11/96          828,000               --           97,861          12/31/11


                                                                                      BUILDING                           LEASE
                                                     DATE           PURCHASE         LEASEABLE         ANNUAL          EXPIRATION
         PROPERTY (LOCATION)                       ACQUIRED          PRICE              AREA            RENT              DATE
         -------------------                       --------          -----              ----            ----              ----
FootStar, Inc. (1)
   (Baton Rouge, LA) .........................     06/09/97      $ 2,806,000           20,575            (1)            05/15/12
Hollywood Video
   (Lafayette, LA) ...........................     10/31/97        1,124,000            7,488          134,709          09/24/12
Hollywood Video
   (Ridgeland, MS) ...........................     12/30/97        1,208,000            7,488          138,453          12/22/12
OfficeMax
   (Dover, DE) ...............................     04/14/98        2,548,000           23,500          264,679          04/30/13
Woodlands Plaza
   (The Woodlands, TX) .......................     06/03/98        3,542,000           16,922          374,100           Various
Sugar Land Plaza
   (Sugar Land, TX) ..........................     07/01/98        3,635,000           16,922          330,875          07/01/13
Dardin Restaurants
   (Peachtree City, GA) (4) ..................     12/18/98          738,000               --           75,000          12/17/08
IHOP, Corp.
   (Sugarland, TX) ...........................      9/30/99        1,608,000            4,020          165,180           9/30/24
IHOP, Corp.
   (Topeka, KS) ..............................      9/30/99        1,335,000            4,020          137,340           9/30/24
Foodmaker
   (Dallas, TX) ..............................      7/23/02(2)       715,100            2,238           68,998           7/11/09
Baptist Memorial Health
   (Memphis, TN) .............................      7/23/02(2)     2,079,200           15,000          204,375           8/31/07
Payless Shoes
   (Austin, TX) ..............................      7/23/02(2)       698,300            4,000           82,000           1/30/08
Golden Corral
   (Houston, TX) .............................      7/23/02(2)     1,811,800           12,000          182,994          11/30/07
Golden Corral
   (Houston, TX) .............................      7/23/02(2)     1,843,400           12,000          181,688           3/14/08
Eckerd
   (Houston, TX) (4) .........................      1/10/03        2,646,900               --          327,167          10/31/23
TGI Friday's
   (Houston, TX) .............................      7/23/02(2)     2,036,900            8,500          180,500           1/30/08
Guitar Center
   (Minnesota, MN) ...........................      7/23/02(2)     2,541,700           15,000          246,750           8/31/09
AFC, Inc. (Popeye's Chicken)
   (Atlanta, GA) .............................      7/23/02(2)     1,113,900            2,583          105,563           7/19/14
Memorial Herman Hospital
   (Houston, TX) .............................      7/23/02(2)     1,816,800           15,000          171,360           1/31/09
Blockbuster Video
   (Oklahoma City, OK) .......................      7/23/02(2)       973,800           15,000           92,610           8/31/05
Pier One
   (Longmont, CO) ............................      7/23/02(2)     1,423,600            8,014          135,560           2/29/08
IHOP, Corp.
   (Grand Prairie, TX) .......................      4/15/03        1,940,400            4,020          174,332           4/14/28
TGI Friday's
   (Hanover, MD) .............................      9/16/03        1,474,700            8,500          134,962           9/30/13
The Terrace Shops
   (Houston, TX) .............................     12/15/03        4,800,000           16,395          428,900           Various

                                                                                      BUILDING                           LEASE
                                                     DATE          PURCHASE          LEASEABLE         ANNUAL          EXPIRATION
         PROPERTY (LOCATION)                       ACQUIRED         PRICE               AREA            RENT              DATE
         -------------------                       --------          -----              ----            ----              ----
Uptown Plaza
   (Houston, TX) .............................     12/15/03     $ 13,000,000           28,000      $ 1,268,400           Various
The Courtyard at Post Oak
  (Houston, TX) ..............................      6/15/04        6,350,000           13,597          481,609           Various
Plaza in the Park
  (Houston, TX) ..............................       7/1/04       33,490,000          129,955        2,607,862           Various
Cinco Ranch Shopping Center
  (Katy, TX) .................................       7/1/04       14,990,000           97,297        1,218,466           Various
Bakery Square
  (Houston, TX) ..............................      7/21/04        8,490,000           34,704          531,108           Various
                                                                ------------          -------      -----------
TOTAL ........................................                  $133,451,500          610,693      $11,047,834

(1) Footstar, Inc. filed for Chapter 11 Bankruptcy protection on March 2, 2004. In publicly released announcement, Footstar has indicated their intent to reject the lease on all Just For Feet locations, including the leases on our two properties.

(2) These properties were acquired as part of the merger of the affiliated partnerships (Funds IX, X and XI) on July 23, 2002. The purchase price reflects the pro-rata portion of the negotiated price allocated to the properties that AmREIT paid the partnerships in common shares.

(3) Wherehouse Entertainment filed for Chapter 11 Bankruptcy protection, and as such, rejected the Wherehouse Entertainment lease in Wichita, Kansas. At August 31, 2004, no rental income was being received on this property.

(4) Represents a land lease only, and as such, no building leasable area is reflected.

         The following paragraphs are inserted following the first full paragraph on page 33 of the Prospectus.

         RECENT ACQUISITIONS AND DISPOSITIONS.

         On June 15, 2004, AmREIT acquired The Courtyard at Post Oak, consisting of a 4,013 square foot, free standing building occupied by Verizon Wireless (NYSE: VZ) and a 9,584 square foot, multi-tenant shopping center occupied by Ninfa's Restaurant and Dessert Gallery. The property was constructed in 1994 and is located at the northwest intersection of Post Oak and San Felipe in Houston, Texas. This is a lighted intersection in the heart of the Galleria area, the most significant retail corridor in the Greater Houston area. The property was acquired for $6.35 million in cash. The weighted average remaining lease term for the project is 5.2 years.

     TENANT                        SQUARE FOOTAGE         LEASE TERM         EXPIRATION          RENTAL INCREASES
     ------                        --------------         ----------         ----------          ----------------
Verizon Wireless                        4,013              10 Years         November 2009               Yes
Ninfa's                                 7,606              15 Years         November 2009               Yes
Dessert Gallery                         1,978              5 Years           August 2008                No

         On July 21, 2004, AmREIT acquired Bakery Square Shopping Center, which is comprised of a free standing Walgreen's and a 19,494 square foot shopping center anchored by Bank of America (NYSE: BOA). The property was constructed in 1996 and is located at the southwest corner of Dunlavy and West Gray in Houston, Texas. This is a strong infill location just south of the central business district in Houston. The property was acquired with approximately $3.97 million in cash and the assumption of $4.52 million in long term fixed rate debt. The debt is evidenced by a note issued to New York Life

Insurance Company and has a current balance of $4.52 million, bears interest at a rate of 8% per year and matures on February 10, 2017. The initial principal balance of the note was $5.40 million. The loan has a term and amortization of 15-years, with principal and interest payments of $47,617 due monthly. The weighted average remaining lease term for the shopping center is 4.9 years. The Walgreen's lease is for 60 years and will expire September, 2056. The shopping center is 100% occupied.

            TENANT                 SQUARE FOOTAGE         LEASE TERM         EXPIRATION          RENTAL INCREASES
            ------                 --------------         ----------         ----------          ----------------
      Blockbuster Video                 6,484              10 years          October 2006               No
           T-Mobile                     1,416              10 years         September 2007              No
       Fantastic Sam's                  1,050              4 years            April 2008                Yes
       River Oaks Nails                 1,050              5 years             May 2009                 Yes
        Bell Cleaners                   1,750              14 years           March 2010                Yes
        Boston Market                   2,816              10 years            May 2010                 Yes
       Bank of America                  3,878              15 years          January 2012               Yes
      Philly Connection                 1,050              10 years            May 2014                 Yes
          Walgreens                    15,210              60 years         September 2056              No

         On July 1, 2004, AmREIT acquired Plaza in the Park, a 129,955 square foot Kroger (NYSE: KR) anchored shopping center located on approximately 14.3 acres of land. The property was constructed in 1999 and is located at the southwest corner of Buffalo Speedway and Westpark in Houston, Texas. Plaza in the Park's Kroger is undergoing a 13,120 square foot expansion and, when completed, is expected to be the number one Kroger grocery store in both sales volume and size in the State of Texas. Additionally, Kroger is the number one grocer in the Houston marketplace, and enjoys over 26% of total market share. The property was acquired with approximately $15.33 million in cash and the assumption of $18.16 million in long term fixed rate debt. The debt is evidenced by a note issued to Teachers Insurance and Annuity Association of America and has a current balance of $18.16 million, bears interest at a rate of 5.16% per year and matures in July 2013. The initial principal balance of the note was approximately $18.43 million. The loan has a ten year term with a 30-year amortization. Principal and interest payments of $105,802 are due monthly. The weighted average remaining lease term for the project is 9.2 years. The Kroger lease is for 20 years, containing approximately 69 thousand square feet, expiring in August 2017. The shopping center is 96.67% occupied.

            TENANT                 SQUARE FOOTAGE         LEASE TERM          EXPIRATION          RENTAL INCREASES
            ------                 --------------         ----------          ----------          ----------------
         Postal Annex                    900               5 years            April 2006                No
     Dervish Enterprises                2,427              5 years            June 2006                 No
           Quizno's                     1,600              7 years           October 2006               Yes
       Sprintcom, Inc.                  2,500               5-Year           October 2006               No
       The Root of You                  2,850              5 years          December 2006               No
     Hallmark Gold Crown                5,650               5-Year          February 2007               No
       Siena Interiors                  2,164              5 years           October 2007               No
        Image America                   2,276               5-Year            March 2008                Yes
      Avenue Chocolates                 1,200              5 years            March 2008                No
       Tapioca Express                  1,112              5 years          December 2008               No
         Planet Beach                   1,960              7 years            March 2009                Yes
  Huntington Learning Center            2,518              5 years            March 2009                No
   West University Wellness             2,400              5 years            April 2009                No
     Dr. Daniel O. Howes                1,500              10 years            May 2009                 No
       Pilgrim Cleaners                 1,200              10 years           June 2009                 Yes

            TENANT                 SQUARE FOOTAGE         LEASE TERM          EXPIRATION          RENTAL INCREASES
            ------                 --------------         ----------          ----------          ----------------
      General Nutrition                  900               10 years           June 2009                 Yes
          Bo Hwa Oh                     1,295              5 years            July 2009                 No
        Brelian, Inc.                   2,300              10 years          August 2009                Yes
        Envision Nails                  1,200              10 years         September 2009              No
     Vietopia Restaurant                5,640              10 years         September 2009              Yes
        Vision Optique                  1,800              10 years          October 2009               Yes
      Copperfield Liquor                3,400              10 years         December 2009               Yes
        Buca di Beppo                   7,573              10 years          August 2010                Yes
  Household Finance Corp III            2,000              10 years           April 2011                Yes
       Kroger Texas, LP                68,658              20 years          August 2017                No
            Vacant                      2,932

         On July 1, 2004, AmREIT acquired Cinco Ranch Shopping Center, a 97,297 square foot Kroger (NYSE: KR) anchored shopping center located on approximately
12.8 acres of land. The property was constructed in 2001 and is located at the northeast corner of Mason Road and Westheimer Parkway in Katy, Texas. The shopping center is positioned in the heart of the affluent Cinco Ranch master planned community, and is ranked by Kroger as one of the top 10 Kroger grocery stores in Texas. The property was acquired with approximately $6.4 million in cash and the assumption of $8.59 million in long term fixed rate debt. The debt is evidenced by a note issued to Teachers Insurance and Annuity Association of America and has a current balance of $8.59 million, bears interest at a rate of 5.16% per year and matures in July 2003. The initial principal amount of the note was approximately $8.72 million. The loan has a ten year term with a 30-year amortization. Principal and interest payments of $50,060 are due monthly. The weighted average remaining lease term for the project is 14 years. The Kroger lease is for 20 years, containing approximately 63 thousand square feet, expiring in June 2023. The shopping center is 100% occupied.

            TENANT                 SQUARE FOOTAGE         LEASE TERM          EXPIRATION          RENTAL INCREASES
            ------                 --------------         ----------          ----------          ----------------
     Hallmark Gold Crown                4,500              5 years          February 2006               No
      General Nutrition                 1,400              5 years            March 2006                No
           L'Aglio                      1,720              5 years            April 2006                No
     Sally Beauty Company               1,400              5 years            July 2006                 No
      State Farm Mutual                 1,400              5 years          September 2006              No
            I-cafe                      1,000              5 years          February 2008               No
       Uncle Lee's Cafe                 1,600              5 years            June 2008                 No
       Itty Bitty City                  2,600              5 years          December 2008               No
     Pizza Hut of America               1,600              10 years          January 2011               Yes
    Fashion Park Cleaners               1,400              10 years         February 2011               Yes
         Nails Today                    1,400              10 years         February 2011               Yes
        Parkway Liquor                  1,927              10 years         February 2011               Yes
          eDentistry                    1,750              10 years         February 2011               Yes
       TGF Haircutters                  1,400              10 years           March 2011                Yes
 Wishnow-Sugar Vision Center            1,820              10 years           March 2011                Yes
       Blockbuster Inc.                 4,417              10 years           March 2011                Yes
       Starbucks Corp.                  1,400              10 years           June 2011                 Yes
       Mail Boxes Etc.                  1,190              10 years         November 2011               Yes
       Kroger Texas LP                 63,373              20 years           June 2023                 No

                       SELECTED HISTORICAL FINANCIAL DATA


         The section of the prospectus entitled "Selected Historical Financial Data", beginning on page 58 of the prospectus is supplemented with the following tables:

                                     AMREIT
                               SELECTED HISTORICAL
                      CONSOLIDATED FINANCIAL AND OTHER DATA




                                                    December 31,    December 31,    December 31,    December 31,
                                                        2003            2002            2001            2000
                                                        ----            ----            ----            ----
BALANCE SHEET DATA (AT END OF PERIOD)
   Total Property ................................  $  70,539,056   $  47,979,848   $  30,726,025   $  31,622,098
   Accumulated depreciation ......................     (2,520,633)     (2,136,376)     (2,066,067)     (1,601,758)
   Total Property Held For Sale ..................      4,384,342              --              --              --
   Cash and cash equivalents .....................      2,031,440       2,506,868         227,117         935,867
   Total assets ..................................    101,326,607      73,975,753      38,828,393      36,522,276
   Notes payable .................................     48,484,625      33,586,085      16,971,549      15,472,183
   Total liabilities .............................     51,683,713      34,958,534      18,399,279      16,063,221
   Minority interest .............................        846,895         810,971       5,075,333       5,130,337

   Shareholders' equity ..........................     48,795,999      38,206,248      15,353,781      15,328,718

   Fully diluted class A common shares issued ....      6,704,714       5,236,547       2,384,117       2,384,117

   Treasury shares ...............................        133,822          65,379          39,323          11,373

OTHER DATA
   Cash flows provided by (used in):
      Operating ..................................      1,236,727       3,729,090       1,625,417         676,430
      Investing ..................................    (22,031,014)    (15,268,195)     (2,332,891)        (25,720)
      Financing ..................................     20,318,859      13,818,856          (1,276)       (833,589)

   Net increase (decrease) in cash and cash
      equivalents ................................       (475,428)      2,279,751        (708,750)       (182,879)
   Funds from operations, available to class A (1)        602,000        (846,000)        978,565         222,767
   Adjusted funds from operations, available to
      class A (2) ................................      1,520,000       1,060,000         978,565         222,767
   Book value per share ..........................           7.28            7.30            6.44            6.43


                                                                            Unaudited
                                                                    ------------------------------
                                                     December 31,      June 30,        June 30,
                                                         1999            2004            2003
                                                         ----            ----            ----
BALANCE SHEET DATA (AT END OF PERIOD)
   Total Property ................................  $  31,136,268   $  70,825,947   $  52,559,547
   Accumulated depreciation ......................     (1,148,503)     (2,707,431)     (2,525,907)
   Total Property Held For Sale ..................             --      11,031,821              --
   Cash and cash equivalents .....................      1,118,746         846,001         736,434
   Total assets ..................................     37,018,186     108,712,381      80,440,990
   Notes payable .................................     15,480,378      32,534,450      40,996,381
   Total liabilities .............................     16,048,366      35,999,085      42,152,009
   Minority interest .............................      5,180,546       1,009,880         800,570

   Shareholders' equity ..........................     15,789,274      71,703,416      37,488,411

   Fully diluted class A common shares issued ....      2,384,117       9,698,060       5,301,926

   Treasury shares ...............................         11,373          25,127         101,822

OTHER DATA
   Cash flows provided by (used in):
      Operating ..................................        469,700       1,940,455      (4,091,016)(3)
      Investing ..................................     (2,439,262)     (7,909,933)     (3,096,161)(3)
      Financing ..................................      3,039,788       4,784,039       5,416,743 (3)

   Net increase (decrease) in cash and cash
      equivalents ................................      1,070,226      (1,185,439)     (1,770,434)
   Funds from operations, available to class A (1)      1,605,091      (1,660,000)        643,000
   Adjusted funds from operations, available to
      class A (2) ................................      1,605,091       1,140,000         643,000
   Book value per share ..........................           6.62            7.39            7.07


(1) AmREIT has adopted the National Association of Real Estate Investment Trusts (NAREIT) definition of FFO. FFO is calculated as net income (computed in accordance with generally accepted accounting principles) excluding gains or losses from sales of depreciable operating property, depreciation and amortization of real estate assets, and excluding results defined as "extraordinary items" under generally accepted accounting principles. FFO should not be considered an alternative to cash flows from operating, investing and financing activities in accordance with general accepted accounting principles and is not necessarily indicative of cash available to meet cash needs. AmREIT's computation of FFO may differ from the methodology for calculating FFO utilized by other equity REITs and, therefore, may not be comparable to such other REITS. FFO is not defined by generally accepted accounting principles and should not be considered an alternative to net income as an indication of AmREIT's performance, or of cash flows as a measure of liquidity. Please see the reconciliation of Net Income to FFO on Page 70.

(2) Based on the adherence to the NAREIT definition of FFO, we have not added back the $915 thousand $1.90 million, and $1.70 million charge to earnings during 2003, 2002 and the six months ended June 30, 2004 respectively, resulting from shares issued to Mr. Taylor as deferred merger cost stemming from the sale of his advisory company to AmREIT in June 1998. Additionally, the Company added back a $1.1 million impairment charge to earnings related to the sale of a vacant property. Adding these charges back to earnings would result in Adjusted FFO of $1.52 million, $1.06 million and $1.14 million, respectively

                                     AMREIT
                               SELECTED HISTORICAL
                    CONSOLIDATED FINANCIAL AND OTHER DATA (3)
                                    Unaudited

                                                             December 31,    December 31,    December 31,    December 31,
                                                                2003             2002            2001            2000
                                                                ----             ----            ----            ----
                                                                                 (3)             (3)             (3)
OPERATING DATA
Revenues:
   Rental income and earned income from DFL ..............   $  7,584,166    $  5,193,147    $  3,009,330    $  2,848,850
   Real estate fee income ................................      1,031,201       1,222,944              --              --
   Gain on sale of real estate acquired for resale .......        787,244              --
   Securities commission income ..........................      2,958,226         846,893              --              --
   Asset management fee income ...........................        240,465         252,072              --              --
   Interest income .......................................          7,938           4,206          10,555          31,630
   Service fee, other income, and gain and loss on sale
     of property .........................................             --              --       2,650,113         793,268
                                                             ------------    ------------    ------------    ------------
        Total revenues ...................................     12,609,240       7,519,262       5,669,998       3,673,748

Expenses:
   General operating, administrative, and
     professional ........................................      3,936,546       2,801,946       2,956,061       1,688,799
   Securities commissions ................................      2,288,027         653,034              --              --
   Legal and professional ................................        881,283         679,154              --              --
   Reimbursements and fees to related party ..............             --              --              --              --
   Depreciation and amortization .........................        835,987         611,084         413,583         403,181
   Merger related acquisition costs ......................             --              --              --              --
   Bad debts .............................................             --              --              --              --
   Merger costs ..........................................             --              --              --              --
   Deferred merger costs .................................        914,688       1,904,370              --              --
   Potential acquisition costs ...........................             --              --              --              --
                                                             ------------    ------------    ------------    ------------
        Total expense ....................................      8,856,531       6,649,588       3,369,644       2,245,216

Operating income .........................................      3,752,709         869,674       2,300,354       1,428,532

Income from non-consolidated affiliates ..................        312,147         416,904              --              --

Federal income tax expense ...............................       (236,990)        (60,656)        144,420              --
Interest .................................................     (2,354,159)     (1,774,973)     (1,063,574)     (1,339,622)
Minority interest in net income of consolidated joint
  ventures ...............................................       (178,311)       (308,010)       (527,571)       (527,121)
                                                             ------------    ------------    ------------    ------------
Income from continuing operations ........................      1,295,396        (857,061)        853,629        (438,211)
Income from discontinued operations (3) ..................        391,480         245,840         225,719         225,719
Gain (loss) on sale of real estate acquired for investment        311,873         (47,553)             --              --
                                                             ------------    ------------    ------------    ------------

Net income (loss) ........................................   $  1,998,749    $   (658,774)   $  1,079,348    $   (212,492)

Less distributions to class B & C shareholders ...........     (1,942,656)       (865,293)             --              --
                                                             ------------    ------------    ------------    ------------

Net income (loss) available to class A shareholders ......   $     56,093    $ (1,524,067)   $  1,079,348    $   (212,492)
                                                             ============    ============    ============    ============

Basic and diluted (loss) income before discontinued
   operations per share ..................................   $      (0.23)   $      (0.70)   $       0.36    $      (0.18)
Basic and diluted (loss) income from discontinued
   operations per share ..................................           0.25            0.08            0.10            0.10
                                                             ------------    ------------    ------------    ------------
Net income (loss) ........................................   $       0.02    $      (0.62)   $       0.46    $      (0.09)
                                                             ============    ============    ============    ============
Distributions per share - class A ........................   $       0.34    $       0.34    $       0.26    $       0.10
Weighted average number of Series A common shares
   outstanding ...........................................      2,792,190       2,469,725       2,354,572       2,373,060
Weighted average number of common shares plus dilutive
   potential common shares ...............................      2,792,190       2,469,725       2,354,572       2,373,060


                                                                                       Unaudited
                                                                             -----------------------------
                                                             December 31,      June 30,         June 30,
                                                                 1999            2004             2003
                                                                 ----            ----             ----
                                                                 (3)                             (3)
OPERATING DATA
Revenues:
   Rental income and earned income from DFL ..............   $  3,373,374    $  4,210,961    $  2,941,055
   Real estate fee income ................................             --         948,566         266,753
   Gain on sale of real estate acquired for resale .......
   Securities commission income ..........................             --       3,552,867         526,660
   Asset management fee income ...........................             --         148,902          97,610
   Interest income .......................................        199,448         324,957           3,394
   Service fee, other income, and gain and loss on sale
     of property .........................................        754,059              --              --
                                                             ------------    ------------    ------------
        Total revenues ...................................      4,326,881       9,186,253       3,835,472

Expenses:
   General operating, administrative, and
     professional ........................................      1,290,433       3,008,026       1,536,074
   Securities commissions ................................             --       2,761,225         396,321
   Legal and professional ................................             --         649,558         335,737
   Reimbursements and fees to related party ..............             --              --              --
   Depreciation and amortization .........................        444,072         503,594         355,895
   Merger related acquisition costs ......................        262,495              --              --
   Bad debts .............................................        189,490              --              --
   Merger costs ..........................................             --              --              --
   Deferred merger costs .................................             --       1,681,870              --
   Potential acquisition costs ...........................             --              --              --
                                                             ------------    ------------    ------------
        Total expense ....................................      2,929,491       8,604,273       2,624,027

Operating income .........................................      1,397,390         581,980       1,211,445

Income from non-consolidated affiliates ..................             --         186,805          85,338

Federal income tax expense ...............................             --        (275,252)         15,300
Interest .................................................     (1,134,919)     (1,163,005)     (1,056,051)
Minority interest in net income of consolidated joint
  ventures ...............................................       (526,052)        (93,451)        (82,949)
                                                             ------------    ------------    ------------
Income from continuing operations ........................       (263,581)       (762,923)        173,083
Income from discontinued operations (3) ..................        225,719        (354,701)        654,814
Gain (loss) on sale of real estate acquired for investment             --         849,866         279,084
                                                             ------------    ------------    ------------

Net income (loss) ........................................   $    (37,862)   $   (267,758)   $  1,106,981

Less distributions to class B & C shareholders ...........             --      (1,918,870)       (891,667)
                                                             ------------    ------------    ------------

Net income (loss) available to class A shareholders ......   $    (37,862)   $ (2,186,628)   $    215,314
                                                             ============    ============    ============

Basic and diluted (loss) income before discontinued
   operations per share ..................................   $      (0.11)   $      (0.87)          (0.26)
Basic and diluted (loss) income from discontinued
   operations per share ..................................           0.10            0.16            0.34
                                                             ------------    ------------    ------------
Net income (loss) ........................................   $      (0.02)   $      (0.71)   $       0.08
                                                             ============    ============    ============
Distributions per share - class A ........................   $       0.55    $       0.12    $       0.11
Weighted average number of Series A common shares
   outstanding ...........................................      2,372,744       3,094,216       2,779,434
Weighted average number of common shares plus dilutive
   potential common shares ...............................      2,372,744       3,094,216       2,779,434

(3) In accordance with Financial Accounting Standard Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" issued by the Financial Accounting Standards Board, the consolidated statement of operations have been restated from those originally reported for the years ended December 31, 2003, 2002, 2001, 2000, 1999, and the six months ended June 30, 2003 to reflect separately the results of discontined operations. The restatement had no impact on the consolidated balance sheet, statements of stockholders' equity or statement of cash flows. The restatement had no impact on net earnings or net earnings per share for the years ended December 31, 2003, 2002, 2001, 2000, 1999, and the six months ended June 30, 2003.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         The section of the prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 61 of the prospectus is supplemented with the following information. The following discussion should be read in conjunction with our accompanying financial statements and the notes thereto.

SUMMARY OF CRITICAL ACCOUNTING POLICIES

         The results of operations and financial condition of AmREIT, as reflected in the accompanying financial statements and related footnotes, are subject to management's evaluation and interpretation of business conditions, retailer performance, changing capital market conditions and other factors, which could affect the ongoing viability of AmREIT's tenants. Management believes the most critical accounting policies in this regard are the accounting for lease revenues (including straight line rent), the regular evaluation of whether the value of a real estate asset has been impaired and the allowance for doubtful accounts. We evaluate our assumptions and estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable based on the circumstances.

         Rental Income Recognition - In accordance with accounting principles generally accepted in the United States of America, AmREIT accounts for rental income under the straight line method, whereby we record rental income based on the average of the total rent obligation due under the primary term of the lease. AmREIT prepares a straight line rent schedule for each lease entered into. Certain leases contain a provision for percentage rent. Percentage rent is recorded in the period when AmREIT can reasonably calculate the amount of percentage rent owed, if any. Generally, AmREIT records percentage rent in the period in which the percentage rent payment is made, and can thereby be calculated and verified. For the six months ended June 30, 2004, AmREIT collected and recorded percentage rent from tenants of $65 thousand.

         Real Estate Valuation - Real estate assets are stated at cost less accumulated depreciation, which, in the opinion of management, is not in excess of the individual property's estimated undiscounted future cash flows, including estimated proceeds from disposition. Depreciation is computed using the straight-line method, generally over estimated useful lives of 39 years for buildings and over the primary term of the lease for tenant improvements. Major replacements that extend the life of the property, or enhance the value of the property are capitalized and the replaced asset and corresponding accumulated depreciation are removed. All other maintenance items are charged to expense as incurred.

         Upon the acquisition of real estate projects, AmREIT assesses the fair value of the acquired assets (including land, building as if vacant, acquired above and below market leases and in-place leases, and tenant relationships) and acquired liabilities, and allocates the purchase price based on these assessments. AmREIT assesses fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and specific market and economic conditions that may affect the property. Factors considered by management in our analysis of determining the as if vacant property value include an estimate of carrying costs during the expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, up to 12 months depending on the property location, tenant demand and other economic conditions. Management also estimates costs to execute similar leases including leasing commissions, tenant improvements, legal and other related expenses.

         Costs incurred in the development of new operating properties, including preacquisition costs directly identifiable with the specific project, development and construction costs, interest and real estate taxes are capitalized into the basis of the project. The capitalization of such costs ceases when the property, or any completed portion, becomes available for occupancy.

         AmREIT's properties are reviewed for impairment if events or changes in circumstances indicate that the carrying amount of the property may not be recoverable. In such an event, a comparison is made of the current and projected operating cash flows of each such property on an undiscounted basis, plus the residual value of the property upon disposition, to the carrying value of such property. The carrying value would then be adjusted, if needed, to estimate the fair value to reflect an impairment in the value of the asset. Following the bankruptcy of its sole tenant, and after a thorough remarketing during the quarter, AmREIT determined that it could not replace the previously existing value in its Wherehouse Entertainment project located in Wichita, Kansas, and recorded an impairment charge to earnings of approximately $1.10 million in the second quarter. Subsequent to the write-down in value, management sold the property during the current quarter.

         Valuation of Receivables - An allowance for the uncollectible portion of accrued rents, property receivables and accounts receivable is determined based upon an analysis of balances outstanding, historical payment history, tenant credit worthiness, additional guarantees and other economic trends. Balances outstanding include base rents, tenant reimbursements and receivables attributed to the accrual of straight line rents. Additionally, estimates of the expected recovery of pre-petition and post-petition claims with respect to tenants in bankruptcy are considered in assessing the collectibility of the related receivables. During the six months ended June 30, 2004, AmREIT wrote off receivables totaling approximately $67 thousand. The receivable is attributable to the accrual of straight line rents associated with Just for Feet. The write off of the receivable from Just for Feet is included in income from discontinued operations. AmREIT maintains a receivable related to Wherehouse Entertainment of approximately $126 thousand. Based on discussions with Wherehouse Entertainment and Blockbuster Entertainment Corporation, the guarantor of the lease, and legal proceedings involving Wherehouse Entertainment and Blockbuster Entertainment Corporation, AmREIT believes this receivable is collectable, and should be collected during 2004.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities and financing activities have been the principal sources of capital to fund AmREIT's ongoing operations and dividends. As AmREIT deploys the capital raised, and expected to be raised from its equity offerings, into income producing real estate, we anticipate that cash flow from operations will provide adequate resources for future ongoing operations and dividends. AmREIT's cash on hand, internally-generated cash flow, borrowings under our existing credit facilities, issuance of equity securities, as well as the placement of secured debt and other equity alternatives, is expected to provide the necessary capital to maintain and operate our properties as well as execute and achieve our growth strategies.

SOURCES AND USES OF FUNDS

         Cash provided by operating activities as reported in the Consolidated Statements of Cash Flows increased $6.0 million for the six months ended June 30, 2004 when compared to the six months ended June 30, 2003. Investment in real estate acquired for resale decreased by $5.0 million. In addition, proceeds from sales of real estate acquired for sale increased by $714 thousand. AmREIT sold two properties for a profit that were acquired for sale, one in the first quarter and one in the second quarter of 2004.

         The increase in net cash provided by operating activities was primarily due to a decrease in investment in real estate acquired for resale. During 2003, AmREIT invested in five IHOP properties that were purchased as acquired for resale. For the six months ended June 30, 2004, AmREIT has invested approximately $2.2 million in real estate acquired for resale. This decrease in investment in real estate acquired for resale was somewhat offset by a $1.1 million non-cash impairment charge related to the Wherehouse Entertainment property located in Wichita Kansas and a $1.7 million non-cash increase in deferred merger costs. The deferred merger expense is a result of shares issued or payable to H. Kerr Taylor, our President and Chief Executive Officer, as a result of the merger, which shares represented a portion of consideration payable to Mr. Taylor as a result of the sale of his advisory company to AmREIT in 1998. Mr. Taylor has now earned 100% of the shares eligible under the deferred consideration agreement. Therefore, AmREIT's internal advisor has been fully paid for, 100% with Company shares as opposed to debt, and no further payments of shares or expense related to the issuance of shares will be made.

         Cash flows used in investing activities has been primarily related to the acquisition or development of retail properties. During the second quarter of 2004, AmREIT purchased The Courtyard at Post Oak, consisting of a free standing building occupied by Verizon Wireless and a multi-tenant center occupied by Ninfa's Restaurant and Dessert Gallery. During the first quarter of 2004, AmREIT through one its taxable REIT subsidiaries, acquired a 25% equity interest in a 45 acre retail redevelopment in Houston, Texas. The other partners are affiliated partnerships. The investment was funded through a combination of the $14.3 million of capital (net of $1.8 million in issuance costs) raised through the class C common share offering and debt financing.

         In addition, AmREIT received $694 thousand in proceeds during the second quarter of 2004 from the sale of its Wherehouse Entertainment project located in Wichita, Kansas. Prior to the sale, AmREIT recorded an impairment charge to earnings of approximately $1.1 million to reflect the impaired value of the property. Cash flows used in investing activities as reported in the Consolidated Statements of Cash Flows increased from $3.1 million in the first six months of 2003 to $7.9 million in the first six months of 2004.

         Cash flows provided by financing activities decreased from $5.4 million through June 30, 2003 to $4.8 million through June 30, 2004. Cash flows provided by financing activities were primarily generated from our class C common share offering. AmREIT fully subscribed its class C commons share offering during the second quarter. 100% of the net proceeds have been used to purchase irreplaceable corners. AmREIT has begun to market its class D common share offering, a $170 million common share offering, offered through the independent financial planning community. The class D common shares have a stated 6.5% annual dividend, paid monthly, are convertible into AmREIT's class A common shares at any time after a seven-year lock out period for a 7.7% premium on invested capital and are callable by AmREIT after one year. One advantage of raising capital through the independent financial planning marketplace is the capital is received on a monthly basis, allowing for a scaleable matching of real estate projects. Our first priority is to deploy the capital raised, and then to moderately leverage the capital, while maintaining our philosophy of a conservative balance sheet. AmREIT was able to reduce debt by almost $25.1 million with the proceeds from it class C common share offering.

         AmREIT has a $35 million unsecured revolving credit facility, as amended in June 2004. The facility will mature on September 4, 2004, and AmREIT and Lender are in the process of renewing the Credit Facility for a one year period. Management believes that the Credit Facility will be renewed on terms and conditions substantially the same as the current Credit Facility. The Credit Facility contains covenants which, among other restrictions, require AmREIT to maintain a minimum net worth, a maximum leverage ratio, specified interest coverage and fixed charge coverage ratios and allow the lender to approve all distributions. Furthermore, the Credit Facility contains concentration covenants and limitations, limiting property level net operating income for any one tenant to no more than 15% (35% for IHOP) of total property net operating income. At June 30, 2004, IHOP net operating income represented approximately 33% of total property net operating income. At June 30, 2004, AmREIT was in compliance with all financial covenants. The Credit Facility's annual interest rate varies depending upon AmREIT's debt to asset ratio, from LIBOR plus a spread of 1.40% to LIBOR plus a spread of 2.35%. As of June 30, 2004, the interest rate was LIBOR plus 2.0%. As of June 30, 2004, $10.2 million was outstanding under the Credit Facility. Thus AmREIT has approximately $24.8 million available under its line of credit, subject to Lender approval on the use of the proceeds. In addition to the credit facility, AmREIT utilizes various permanent mortgage financing and other debt instruments. As of June 30, 2004, AmREIT had the following contractual debt obligations:

                                   2004        2005        2006       2007       2008      Thereafter    Total
                                 --------    --------    --------   --------   --------    ----------   --------
Unsecured debt:
     Revolving credit facility   $ 10,168    $      -    $      -   $      -   $      -     $      -    $ 10,168
     5.46% dissenter notes              -           -           -          -          -          760         760
Secured debt                          230         490         530        573        620       19,163      21,606
Non-cancelable operating lease
payments                               79         210         210        210        210          123       1,042

Total contractual obligations    $ 10,477    $    700    $    740   $    783   $    830     $ 20,046    $ 33,576
                                 ========    ========    ========   ========   ========     ========    ========

         In order to continue to expand and develop its portfolio of properties and other investments, AmREIT intends to finance future acquisitions and growth through the most advantageous sources of capital available at the time. Such capital sources may include proceeds from public or private offerings of AmREIT's debt or equity securities, secured or unsecured borrowings from banks or other lenders, acquisitions of AmREIT's affiliated entities or other unrelated companies, or the disposition of assets, as well as undistributed funds from operations.

         In August 2003, AmREIT commenced the class C common share offering. This offering is being exclusively made through the NASD independent financial planning community. It was a $44 million offering, of which $4 million has been reserved for the dividend reinvestment plan. As of June 30, 2004, 4.04 million shares had been issued, including shares issued through the dividend reinvestment program, resulting in approximately $40.4 million in gross proceeds. The proceeds are being and will be used to finance the acquisition and development of retail real estate projects, pay down the revolving credit facility and provide working capital for the on going operation of AmREIT and its properties.

         For the quarters ended June 30, 2004 and 2003, AmREIT paid dividends to its shareholders of $1.489 million, and $749 thousand respectively. The class A and class C shareholders receive monthly dividends and the class B shareholders receive quarterly dividends. All dividends are declared on a quarterly basis. The dividends by class follow (in thousands):

                                                 Class A             Class B              Class C
2004
                   Second quarter                  $383               $429                 $677
                   First quarter                   $345               $434                 $379
2003
                   Fourth quarter                  $320               $437                 $156
                   Third quarter                   $308               $443                  $15
                   Second quarter                  $310               $439                  N/A

         Until properties are acquired by AmREIT, AmREIT's funds are held in short term, highly liquid investments which AmREIT believes to have appropriate safety of principal. This investment strategy has allowed, and continues to allow, high liquidity to facilitate AmREIT's use of these funds to acquire properties at such time as properties suitable for acquisition are located. At June 30, 2004, AmREIT's cash and cash equivalents totaled $846 thousand.

         Cash flows from operating activities, investing activities, and financing activities for the three and six months ended June 30, are presented below in thousands:

                                                QUARTER                          YEAR TO DATE
                                         2004              2003              2004           2003
                                      ---------         ---------          --------       ---------
Operating activities                  $   1,635         $  (4,343)         $  1,940       $  (4,091)
Investing activities                     (6,182)              (40)           (7,910)         (3,096)
Financing activities                      3,214             4,294             4,784           5,417

INFLATION

         Inflation has had very little effect on income from operations. Management expects that increases in store sales volumes due to inflation as well as increases in the Consumer Price Index (C.P.I.), may contribute to capital appreciation of AmREIT properties. These factors, however, also may have an adverse impact on the operating margins of the tenants of the properties.

FUNDS FROM OPERATIONS

         AmREIT considers FFO to be an appropriate measure of the operating performance of an equity REIT. The National Association of Real Estate Investment Trusts (NAREIT) defines FFO as net income or loss computed in accordance with generally accepted accounting principles (GAAP), excluding gains from sales of property held for investment, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. In addition, NAREIT recommends that extraordinary items not be considered in arriving at FFO. AmREIT calculates its FFO in accordance with this definition. Most industry analysts and equity REITs, including AmREIT, consider FFO to be an appropriate supplemental measure of operating performance because, by excluding gains or losses on dispositions and excluding depreciation, FFO is a helpful tool that can assist in the comparison of the operating performance of a company's real estate between periods, or as compared to different companies. There can be no assurance that FFO presented by AmREIT is comparable to similarly titled measures of other REITs. FFO should not be considered as an alternative to net income or other measurements under GAAP as an indicator of our operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity.

         Below is the calculation of FFO and the reconciliation to income (loss) before discontinued operationsnet income, which AmREIT believes is the most comparable GAAP financial measure to FFO, in thousands for the periods ended June 30:

                                                                                    QUARTER                YEAR TO DATE
                                                                              2004           2003       2004          2003
                                                                             -------        ------     -------       ------
Income (loss) before discontinued operations                                 $   308        $   13     $  (763)      $  173
Income  (loss) from discontinued operations                                     (211)          636         495          934
Plus depreciation of real estate assets - from operations                        257           170         488          352
Plus depreciation of real estate assets - from discontinued operations            26            38          39           76
Less class B and class C distributions                                        (1,106)         (439)     (1,919)        (892)
                                                                             -------        ------     -------       ------
Total Funds From Operations available to class A shareholders *              $  (726)       $  418     $(1,660)      $  643

Cash dividends paid to class A shareholders                                  $   383        $  310     $   728       $  617
Dividends (in excess of) less than FFO *                                     $(1,109)       $  108     $(2,388)      $   26

* Based on the adherence to the NAREIT definition of FFO, we have not added back the $362 thousand or $1.7 million charge to earnings for the three and six months ended June 30, 2004, respectively, resulting from shares issued to Mr. Taylor. Additionally, we have not added back the $1.1 million charge to earnings for the three and six months ended June 30, 2004, resulting from an asset impairment and corresponding write-down of value. Adding these charges back to earnings would result in adjusted funds from operations available to class A shareholders of $739 thousand for the three months ended June 30, 2004 and $1.1 million for the six months ended June 30, 2004. Adding the charge to earnings would also result in dividends paid being less than adjusted FFO of $356 thousand for the three months ended June 30, 2004 and $397 thousand for the six months ended June 30, 2004.

RESULTS OF OPERATIONS

COMPARISON OF THE THREE MONTHS ENDED JUNE 30, 2004 TO JUNE 30, 2003:

         Rental revenue and earned income from direct financing leases increased by 42%, or $619 thousand, for the three months ended June 30, 2004 when compared to the three months ended June 30, 2003. Of this increase, $597 thousand is related to acquisitions made after the second quarter of 2003.

         Securities commission income increased by $1.2 million for the three months ended June 30, 2004 when compared to 2003. This increase in securities commission income is due to increased capital being raised through our broker dealer company, AmREIT Securities Company (ASC). As ASC raises capital for either AmREIT or its affiliated retail partnerships, ASC earns a securities commission of between 8% and 10.5% of the money raised. During the second quarter of 2004, AmREIT and its affiliated retail partnerships raised approximately $15.3 million, as compared to approximately $4.3 million during the second quarter of 2003. This increase in commission income is somewhat mitigated by a corresponding increase in commission expense paid to other third party broker dealer firms. Commission expense increased by $1.0 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. Interest and other income increased approximately $313 thousand primarily due to the negotiated claim on the lease of the Footstar location in Baton Rouge.

         General and operating expense for the three months ended June 30, 2004 increased $804 thousand when compared to 2003. The increase in general and operating expense is primarily due to additional personnel and the associated salary and benefits costs related to these individuals. Since the second quarter of 2003, AmREIT added members to each of the operating teams, two on the real estate team (property management, legal, acquisitions and leasing), four on the securities team and three clerical and administrative support positions. By building our various teams, we have not only been able to grow revenue and Funds from Operations, but believe that we will be able to sustain and further enhance our growth. Compensation expense increased $424 thousand in the three months ended June 30, 2004 as compared to the three months ended June 30, 2003. In addition, property expense increased $126 thousand.

         Deferred merger costs increased from $0 in 2003 to $362 thousand in 2004. The deferred merger cost is related to deferred consideration payable to Mr. Taylor as a result of the acquisition of our advisor, which was owned by Mr. Taylor in 1998. In connection with the acquisition, Mr. Taylor agreed to payment for this advisory company in the form of common shares, paid as AmREIT increases its outstanding equity. To date, Mr. Taylor has received 900 thousand class A common shares, which fulfills the shares that he is owed under the deferred consideration agreement.

COMPARISON OF THE SIX MONTHS ENDED JUNE 30, 2004 TO JUNE 30, 2003:

         Rental revenue and earned income from direct financing leases increased by 43%, or $1.3 million for the six months ended June 30, 2004 when compared to the six months ended June 30, 2003. Of this increase, $1.2 million is related to acquisitions made after the second quarter of 2003.

         Securities commission income increased by $3.0 million, from $527 thousand in 2003 to $3.6 million in 2004. This increase in securities commission income is due to increased capital being raised through our broker dealer company, AmREIT Securities Company (ASC). As ASC raises capital for either AmREIT or its affiliated retail partnerships, ASC earns a securities commission of between 8% and 10.5% of the money raised. During the six months ended June 30, 2004, AmREIT and its affiliated retail partnerships raised approximately $33.3 million, as compared to approximately $5.2 million during the six months ended June 30, 2003. This increase in commission income is somewhat mitigated by a corresponding increase in commission expense paid to other third party broker dealer firms. Commission expense increased by $2.4 million, from $396 thousand in 2003 to $2.8 million in 2004.

         General and operating expense increased $1.5 million, from $1.5 million in 2003 to $3.0 million in 2004. The increase in general and operating expense is primarily due to additional personnel and the associated salary and benefits costs related to these individuals. Since the second quarter of 2003, AmREIT added members to each of the operating teams, two on the real estate team (property management, legal, acquisitions and leasing), four on the securities team and three clerical and administrative support positions. By building our various teams, we have not only been able to grow revenue and Funds from Operations, but believe that we will be able to sustain and further enhance our growth. Compensation expense increased $882 thousand in the six months ended June 30, 2004 as compared to the six months ended June 30, 2003. In addition, property expense increased $261 thousand.

         Deferred merger costs increased from $0 in 2003 to $1.7 million in the six months ended June 30, 2004. The deferred merger cost is related to deferred consideration payable to Mr. Taylor as a result of the acquisition of our advisor, which was owned by Mr. Taylor in 1998. In connection with the acquisition, Mr. Taylor agreed to payment for this advisory company in the form of common shares, paid as AmREIT increases its outstanding equity. To date, Mr. Taylor has received 900 thousand class A common shares, which fulfills the shares that he is owed under the deferred consideration agreement.

                              REDEMPTION OF SHARES

         The second paragraph under this caption on page 57 of the prospectus is hereby amended by addressing the following sentence at the end of such paragraph:

         At any time prior to the repurchase of his or her shares, a shareholder may withdraw his or her shares from the Repurchase Plan by providing written notice of such intent to withdraw to AmREIT not later than five business days prior to the end of the applicable calendar quarter.

         The first sentence of the third paragraph under this caption on page 57 of the prospectus is hereby deleted and replaced in its entirety with the following:

                  In the event there are insufficient funds to redeem all of the shares for which redemption requests have been submitted, AmREIT plans to redeem the shares on a pro rata basis.

         The third sentence of the third paragraph under this caption on page 57 of the prospectus is hereby deleted and replaced in its entirety with the following:

         In that case, the redemption request will be retained and those shares will be repurchased on a pro rata basis with all other shares submitted for repurchase at the end of the next quarter.

         The fourth sentence of the third paragraph under this caption on page 57 of the prospectus is hereby deleted and replaced in its entirety with the following:

         Alternatively, if a repurchase request is not satisfied and the shareholder does not make a subsequent request to repurchase its shares at such time, if any, as sufficient funds exist, the initial repurchase request will be treated by AmREIT as cancelled.

         The following sentence updates and replaces the first sentence in the fifth paragraph under this caption on page 57 of the Prospectus.

         Upon the Redemption Agent's receipt of notice for redemption of shares, the redemption price for this limited optional redemption right will initially be $10.00 per share.

         The second sentence of the fifth paragraph under this caption on page 57 of the prospectus is hereby deleted and replaced in its entirety with the following:

         During periods when AmREIT is not engaged in an offering, the per share price of the class D common shares, for purposes of repurchase, will be based on periodic updates of the value of the class D common shares as our board reasonably determines based upon market conditions; provided, however, that during an offering of class D common shares the repurchase price will be equal to or below the price of the class D common shares issued in the offering. Accordingly, the repurchase prices paid to holders of class D common shares repurchased by AmREIT may vary over time. Our board of trust managers will announce any price adjustment and the period of its effectiveness as part of its regular communications with shareholders.

         The last sentence of the seventh paragraph under this caption on page 58 of the prospectus is hereby amended by adding the following at the end of such sentence:

         or the class D common shares are listed on a securities exchange, the subject of bona fide quotes on any inter-dealer quotation system or electronic communications network or are the subject of bona fide quotes in the pink sheets.

                     DESCRIPTION OF AMREIT'S CAPITAL SHARES

DIVIDEND REINVESTMENT PLAN

         The second paragraph under this caption on page 104 of the prospectus is hereby amended by deleting the second and third sentences of such paragraph in their entirety.


                                     EXPERTS

         The following paragraph updates and replaces the first paragraph under this caption on page 123 of the Prospectus.

         The consolidated financial statements and schedule of AmREIT and subsidiaries as of and for the year ended December 31, 2003, and the historical summary of gross income and direct operating expenses of Cinco Ranch Shopping Center and Plaza in the Park Shopping Center for the period from June 4, 2003 through May 31, 2004 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                    EXHIBIT B

                           DIVIDEND REINVESTMENT PLAN


         Section 1(a) of the Dividend Reinvestment Plan is hereby deleted and replaced in its entirety with the following:

                  (a) The price at which the Shares will be issued under the Reinvestment Plan will be equal to the greater of $9.50 per Share or 95% of the estimated value of one Share as estimated by the Company's Board of Trust Managers or other firm chosen by the Company's board for that purpose.

         Section 1(b) of the Dividend Reinvestment Plan is hereby deleted and replaced it in its entirety with the following:

                  (b) The number of Shares authorized for issuance under the Reinvestment Plan is 2,000,000.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AMREIT FINANCIAL STATEMENTS

Consolidated Balance Sheet as of June 30, 2004 (unaudited)

Consolidated Statements of Operations for the quarters ended June 30, 2004 and June 30, 2003 and for the periods from January 1, 2004 through June 30, 2004 and January 1, 2003 through June 30, 2003 (unaudited)

Consolidated Statements of Cash Flows for the quarters ended June 30, 2004 and June 30, 2003 and for the periods from January 1, 2004 through June 30, 2004 and January 1, 2003 through June 30, 2003 (unaudited)

Notes to Consolidated Financial Statements for the six months ended June 30, 2004 and 2003 (unaudited)

PROPERTIES ACQUIRED

Audited Financial Statements of Cinco Ranch Shopping Center

         Report of Independent Registered Public Accounting Firm

         Historical Summary of Gross Income and Direct Operating Expenses for the Period from June 4, 2003 through May 31, 2004

         Notes to Historical Summary of Gross Income and Direct Operating Expenses for the Period from June 4, 2003 through May 31, 2004

Audited Financial Statements of Plaza In The Park Shopping Center

         Report of Independent Registered Public Accounting Firm

         Historical Summary of Gross Income and Direct Operating Expenses for the Period from June 4, 2003 through May 31, 2004

         Notes to Historical Summary of Gross Income and Direct Operating Expenses for the Period from June 4, 2003 through May 31, 2004

Pro Forma Financial Information

         Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2004 (Unaudited)

         Notes to Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2004 (Unaudited)

         Pro Forma Condensed Consolidated Statement of Operations for the Six Month Period Ended June 30, 2004 (Unaudited)

         Notes to Pro Forma Condensed Consolidated Statement of Operations for the Six Month Period Ended June 30, 2004 (Unaudited)

         Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2003 (Unaudited)

         Notes to Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2003 (Unaudited)

PART I - FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS

                             AMREIT AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 2004
                                   (UNAUDITED)

ASSETS
Property:
      Land                                                                                            $ 37,920,045
      Buildings                                                                                         32,285,679
      Tenant improvements                                                                                  620,223
                                                                                                      ------------
                                                                                                        70,825,947
      Less accumulated depreciation and amortization                                                    (2,707,431)
                                                                                                      ------------
           Net real estate held for investment                                                          68,118,516
      Real estate held for sale, net                                                                    11,031,821

Net investment in direct financing leases held for investment                                           19,222,398

Cash and cash equivalents                                                                                  846,001
Accounts receivable                                                                                      1,694,495
Accounts receivable - related party                                                                      1,359,437
Notes receivable                                                                                           890,445
Escrow deposits                                                                                            689,112
Prepaid expenses, net                                                                                      329,669

Other assets:
      Preacquisition costs                                                                                 146,343
      Loan acquisition cost, net of $166,365 in accumulated amortization                                   311,257
      Leasing costs, net of $78,189 in accumulated amortization                                            440,237
      Furniture, fixtures and equipment, net of $183,316 in accumulated depreciation                       410,534
      Accrued rental income                                                                                550,394
      Intangible lease cost, net of $105,808 in accumulated amortization                                   671,680
      Investment in non-consolidated affiliates                                                          2,000,042
                                                                                                      ------------
           Total other assets                                                                            4,530,487
                                                                                                      ------------
TOTAL ASSETS                                                                                          $108,712,381
                                                                                                      ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
      Notes payable                                                                                   $ 32,534,450
      Accounts payable                                                                                   2,520,462
      Accounts payable - related party                                                                     236,947
      Construction payable                                                                                 392,068
      Deferred gain                                                                                        132,569
      Security deposit                                                                                     153,673
      Prepaid rent                                                                                          28,916
                                                                                                      ------------
           TOTAL LIABILITIES                                                                            35,999,085
                                                                                                      ------------
Minority interest                                                                                        1,009,880

Shareholders' equity:
      Preferred shares, $.01 par value, 10,000,000 shares authorized, none issued                                -
      Class A Common shares, $.01 par value, 50,000,000 shares authorized,
           3,347,030 shares issued                                                                          33,470
      Class B Common shares, $.01 par value, 3,000,000 shares authorized,
           2,315,890 shares issued                                                                          23,159
      Class C Common shares, $.01 par value, 4,400,000 shares authorized,
           4,035,140 shares issued                                                                          40,351
      Capital in excess of par value                                                                    85,186,612
      Accumulated distributions in excess of earnings                                                  (12,530,674)
      Deferred compensation                                                                               (888,623)
      Cost of treasury shares, 25,127 shares                                                              (160,879)
                                                                                                      ------------
           TOTAL SHAREHOLDERS' EQUITY                                                                   71,703,416
                                                                                                      ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                            $108,712,381
                                                                                                      ============

See Notes to Condensed Consolidated Financial Statements.

                             AMREIT AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (unaudited)

                                                                        Quarter ended June 30,            Year to date June 30,
                                                                         2004            2003            2004            2003
                                                                     -----------      ----------      -----------     -----------
Revenues:
      Rental income from operating leases                            $ 1,588,798      $  970,501      $ 3,196,452     $ 1,939,976
      Earned income from direct financing leases                         507,307         506,799        1,014,509       1,001,079
      Real estate fee income                                             581,207         136,001          948,566         266,753
      Securities commission income                                     1,648,326         441,052        3,552,867         526,660
      Asset management fee income                                         73,622          46,616          148,902          97,610
      Interest and other income                                          313,505             281          324,957           3,394
                                                                     -----------      ----------      -----------     -----------
          Total revenues                                               4,712,765       2,101,250        9,186,253       3,835,472
                                                                     -----------      ----------      -----------     -----------

Expenses:
      General operating and administrative                             1,587,601         783,210        3,008,026       1,536,074
      Legal and professional                                             321,747         214,318          649,558         335,737
      Securities commissions                                           1,337,593         331,286        2,761,225         396,321
      Depreciation and amortization                                      270,330         171,155          503,594         355,895
      Deferred merger costs                                              362,037               -        1,681,870               -
                                                                     -----------      ----------      -----------     -----------
          Total expenses                                               3,879,308       1,499,969        8,604,273       2,624,027
                                                                     -----------      ----------      -----------     -----------

Operating income                                                         833,457         601,281          581,980       1,211,445

Income from non-consolidated affiliates                                  172,207          45,033          186,805          85,338
Federal income tax (expense) benefit for taxable REIT subsidiary        (104,347)        (57,700)        (275,252)         15,300
Interest expense                                                        (543,974)       (532,503)      (1,163,005)     (1,056,051)
Minority interest in income of consolidated joint ventures               (49,186)        (43,161)         (93,451)        (82,949)
                                                                     -----------      ----------      -----------     -----------

Income (loss) before discontinued operations                             308,157          12,950         (762,923)        173,083

(Loss) income from discontinued operations                              (452,877)        357,110         (354,701)        654,814
Gain on sales of real estate acquired for resale                         241,979         279,084          849,866         279,084
                                                                     -----------      ----------      -----------     -----------
          (Loss) income from discontinued operations                    (210,898)        636,194          495,165         933,898
                                                                     -----------      ----------      -----------     -----------

Net income (loss)                                                       $ 97,259      $  649,144      $  (267,758)    $ 1,106,981

Distributions paid to class B and class C shareholders                (1,105,814)       (439,124)      (1,918,870)       (891,667)
                                                                     -----------      ----------      -----------     -----------
Net (loss) income available to class A shareholders                  $(1,008,555)     $  210,020      $(2,186,628)    $   215,314
                                                                     ===========      ==========      ===========     ===========
Net (loss) income per common share - basic and diluted
      Loss before discontinued operations                            $     (0.25)     $    (0.15)     $     (0.87)    $     (0.26)
      (Loss) income from discontinued operations                     $     (0.06)     $     0.23      $      0.16     $      0.34
                                                                     -----------      ----------      -----------     -----------
      Net (loss) income                                              $     (0.31)     $     0.08      $     (0.71)    $      0.08
                                                                     ===========      ==========      ===========     ===========

Weighted avergage class A common shares used to compute
      net income per share, basic and diluted                          3,235,449       2,790,492        3,094,216       2,779,434
                                                                     ===========      ==========      ===========     ===========

See Notes to Condensed Consolidated Financial Statements.

                             AMREIT AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (unaudited)

                                                                         Quarter ended June 30,          Year to date June 30,
                                                                          2004            2003            2004           2003
                                                                      -----------     -----------     -----------     -----------
Cash flows from operating activities:
  Net income (loss)                                                   $    97,259     $   649,144     $  (267,758)    $ 1,106,981
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Investment in real estate acquired for resale                    (1,533,452)     (7,233,907)     (2,200,290)     (7,233,907)
      Proceeds from sales of real estate acquired for sale                149,020       1,898,356       2,612,742       1,898,356
      Gain on sales of real estate acquired for resale                   (241,979)              -        (849,866)              -
      Impairment charges                                                1,103,144               -       1,103,144               -
      Depreciation and amortization                                       305,039         237,319         560,524         467,016
      Amortization of deferred compensation                                67,677          15,457         131,960          75,385
      Minority interest in income of consolidated joint ventures          169,807          43,161         214,072          82,949
      Deferred merger costs                                               362,037               -       1,681,870               -
      Decrease (increase) in accounts receivable                          436,392        (151,253)        227,467        (113,233)
      Decrease (increase) in accounts receivable- related party           336,777         (22,966)     (1,157,663)        (78,875)
      (Increase) decrease in prepaid expenses, net                        (28,436)        (30,536)         32,452         (16,459)
      Cash receipts from direct financing leases
        (less) more than income recognized                                 (4,554)         (4,265)         (7,651)         12,795
      Increase in accrued rental income                                   (76,571)        (30,328)        (62,802)        (79,847)
      (Increase) decrease in other assets                                (334,707)        (76,447)       (323,688)          6,644
      Increase (decrease) in accounts payable                             743,923         270,726         (58,553)       (277,198)
      Increase (decrease) in accounts payable- related party                4,778           7,561         225,507         (26,425)
      Increase in security deposits                                        56,633               -          56,633               -
      Increase in prepaid rent                                             22,355          84,802          22,355          84,802
                                                                      -----------     -----------     -----------     -----------
          Net cash provided by (used in) operating activities           1,635,142      (4,343,176)      1,940,455      (4,091,016)
                                                                      -----------     -----------     -----------     -----------
Cash flows from investing activities:
  Improvements to real estate                                             (93,771)       (121,806)       (394,188)       (277,569)
  Acquisition of investment properties                                 (6,388,715)              -      (6,388,715)     (2,688,157)
  Notes receivable collections                                             65,777               -         109,332               -
  Additions to furniture, fixtures and equipment                         (222,647)        (17,553)       (341,566)        (41,593)
  Investment in non-consolidating affiliates                             (137,048)         80,939      (1,455,150)        (80,832)
  Proceeds from sale of investment property                               693,515               -         693,515               -
  Increase in preacquisition costs                                        (99,021)         18,703        (133,161)         (8,010)
                                                                      -----------     -----------     -----------     -----------
      Net cash used in investing activities                            (6,181,910)        (39,717)     (7,909,933)     (3,096,161)
                                                                      -----------     -----------     -----------     -----------
Cash flows from financing activities:
  Proceeds from notes payable                                           6,142,154       6,892,959       9,106,671       9,260,758
  Payments of notes payable                                           (10,593,346)     (1,749,299)    (25,056,846)     (1,850,462)
  Purchase of treasury shares                                                   -         (75,425)              -        (391,144)
  Issuance of common shares                                            10,276,145               -      26,323,675               -
  Issuance costs                                                       (1,096,470)              -      (2,892,009)              -
  Common dividends paid                                                (1,488,660)       (749,437)     (2,646,365)     (1,509,059)
  Distributions to minority interests                                     (26,056)        (25,031)        (51,087)        (93,350)
                                                                      -----------     -----------     -----------     -----------
      Net cash provided by financing activities                         3,213,767       4,293,767       4,784,039       5,416,743
                                                                      -----------     -----------     -----------     -----------
Net decrease in cash and cash equivalents                              (1,333,001)        (89,126)     (1,185,439)     (1,770,434)
Cash and cash equivalents, beginning of period                          2,179,002         825,560       2,031,440       2,506,868
                                                                      -----------     -----------     -----------     -----------
Cash and cash equivalents, end of period                              $   846,001     $   736,434     $   846,001     $   736,434
                                                                      ===========     ===========     ===========     ===========


  Supplemental schedule of noncash investing and financing activities

  In 2004 the Company issued 134,695 shares of restricted stock to employees and trust managers as as part of their compensation plan.  The restricted stock vests over a four and three period respectively.
  The Company recorded $875,518 in deferred compensation related to the issuance of the restricted stock.

  In 2003 the Company issued 24,257 shares of restricted stock to employees and trust managers as as part of their compensation plan.  The restricted stock vests over a four and three period respectively.
  The Company recorded $152,819 in deferred compensation related to the issuance of the restricted stock.


  Supplemental schedule of cash flow information:
    Cash paid during the year for:
      Interest                                                            528,604         603,232       1,149,292       1,127,421
      Income taxes                                                              -               -          48,600          31,103

See Notes to Condensed Consolidated Financial Statements.

                             AMREIT AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
                                   (UNAUDITED)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

AmREIT is a Texas real estate investment trust ("REIT") that has elected to be taxed as a REIT for federal income tax purposes. AmREIT is a self-managed, self-advised REIT with, along with its predecessor, a 19-year history and a record of investing in quality income producing retail real estate. AmREIT's class A common shares are traded on the American Stock Exchange under the symbol "AMY". AmREIT's business structure consists of the publicly traded REIT and three synergistic businesses that support the Company's platform of growth: a real estate operating and development business, a securities business and a retail partnership business. This unique combination provides AmREIT the opportunity to access capital through both Wall Street and the independent financial planning marketplace and strategically invest that capital in high quality properties for flexibility and more dependable growth.

We finance our growth and working capital needs with a combination of equity offerings and a conservative debt philosophy. Currently, the Company is raising capital through a series of publicly registered, non traded common share offerings, being offered exclusively through the independent financial planning community. As of June 30, 2004, the Company had raised approximately $40.4 million through sales of its class C common shares since the offering commenced in August 2003, including shares issued through the dividend reinvestment program. On June 25, 2004, the Company launched its class D common share offering: a $170 million publicly registered, non-traded common share offering with a stated yield of 6.5%. The class D common shares are convertible into the Company's class A common shares after a seven-year lock out period. Through its by-laws, the Company's debt is limited to 55% recourse debt as compared to its gross assets. As of June 30, 2004, the Company's debt to asset ratio was approximately 33%.

Our operating strategy and investment criteria discussed herein are reviewed by our Board of Trust Managers on a regular basis and may be modified or changed without a vote of our shareholders.

Portfolio

We focus on acquiring "irreplaceable corners" - premier retail frontage properties in high-traffic, highly populated areas - which the Company expects will create dependable income and long-lasting value. These premium properties are expected to provide high leasing income and high occupancy rates for a strong income stream. As of June 30, 2004, the occupancy rate of our properties was 88.5%. Our properties attract a wide array of established commercial tenants, and offer attractive opportunities for dependable monthly income and potential capital appreciation. Management believes that the location and design of its properties provide flexibility in use and tenant selection and an increased likelihood of advantageous lease renewal terms.

Our revenues are substantially generated by corporate retail tenants such as Starbucks, Landry's, CVS/pharmacy, International House of Pancakes ("IHOP"), Eckerd, Nextel, Washington Mutual, TGI Friday's, and others. We own, and may purchase in the future, fee simple retail properties (we own the land and the building), ground lease properties (we own the land, but not the building and receive rental income from the owner of the building) or leasehold estate properties (we own the building, but not the land, and therefore are obligated to make a ground lease payment to the owner of the land). AmREIT may also develop properties for its portfolio or enter into joint ventures, partnerships or co-ownership for the development of retail properties.

AmREIT owns a real estate portfolio consisting of 53 properties located in 19 states at June 30, 2004. Our multi-tenant shopping center properties are primarily located throughout Texas and are leased to national, regional and local tenants. Our single tenant properties are located throughout the United States and are generally leased to corporate tenants where the lease is the direct obligation of the parent company, not just the local operator, and in most other cases, our leases are guaranteed by the parent company. In so doing, the dependability of the lease payments is based on the strength and viability of the entire company, not just the leased location. Properties that we acquire are generally newly constructed or recently constructed at the time of acquisition.

As of June 30, 2004, no single property accounted for more than 10% of the Company's total assets. For the year to date period ended June 30, 2004, IHOP accounted for 13.8% of the Company's total revenue and no other tenant accounted for more than 5% of the Company's total revenue.

Real Estate Operating and Development Company

AmREIT's real estate operating and development subsidiary, AmREIT Realty Investment Corporation ("ARIC"), comprised of a fully integrated real estate team, provides brokerage, leasing, construction management, development and property management services to our tenants as well as third parties. This operating subsidiary, which is a taxable REIT subsidiary, compliments our portfolio of retail properties by generating fee income from providing services to third parties and affiliated funds, providing a high level of service to our tenants, as well as maintaining our portfolio of properties to meet our standards.

Having an internal real estate group also helps secure strong tenant relationships for both us and our retail partnerships. Our growing roster of leases with well-known national and regional tenants includes Bank of America, Starbucks, TGI Friday's CVS/pharmacy, Nextel, Landry's, Eckerd, IHOP, Washington Mutual, and others. Equally important, we have affiliations with these parent company tenants that extend across multiple sites.

Not only does our real estate operating and development company create value through relationships, but it also provides an additional source of fee income and profits. Through the development, construction, management, leasing and brokerage services provided to our affiliated actively managed retail partnerships, as well as for third parties, our real estate team continues to generate fees and profits for us. Through ARIC, we are able to generate additional profits through the selective acquisitions and dispositions of properties within twelve to eighteen months. These assets are listed as real estate held for sale on our consolidated balance sheet, and at June 30, 2004, these assets represented approximately $4.0 million of the $11.0 million reported as real estate held for sale.

Securities Company

The part of our business structure and operating strategy that really separates us from other publicly traded REITs is AmREIT Securities Company (ASC), a wholly owned subsidiary of ARIC. Through ASC, we are able to raise capital through the National Association of Securities Dealers (NASD) independent financial planning community. Traditionally, we have raised capital in two ways: first, for our actively managed retail partnerships, and second, directly for AmREIT through non-traded classes of common shares.

During 2003, ASC raised approximately $15 million for AmREIT Monthly Income & Growth Fund, Ltd., an affiliated retail partnership sponsored by a subsidiary of AmREIT. Additionally, since August of 2003, ASC has raised approximately $40.4 million, including shares issued through the dividend reinvestment program, directly for us through a class C common share offering. ASC is also the dealer manager on our newest offering, a $170 million class D common share offering: publicly registered, non-traded common shares receiving a stated 6.5% annual dividend paid monthly. The class D common shares are non-cumulative and can convert into the class A common shares at a 7.7% premium on invested capital after a seven-year lock out period. We anticipate raising approximately $25-30 million during 2004 through this class D common share offering. Since capital is the lifeblood of any real estate company, having the unique opportunity to raise capital through both Wall Street and the independent financial planning community adds additional financial flexibility and dependability to our income stream.

Retail Partnerships

AmREIT has retail partnership subsidiaries that sell limited partnership interests to retail investors, in which AmREIT indirectly invests through both the general partner and as a limited partner. We wanted to create a structure that aligns the interest of our shareholders with that of our unit holders. Through our subsidiary general partners of the retail partnerships, value is created for AmREIT through managing money from the sponsored funds, and in return, receiving management fees and profit participation interests.

AmREIT's retail partnerships are structured so that an affiliate, as the general partner, receives a significant profit only after the limited partners in the retail partnerships have received their targeted return, again, linking AmREIT's success to that of its unit holders.

As of June 30, 2004, AmREIT directly managed, through its four actively managed and previously sponsored retail partnerships, over $35 million in equity. These four partnerships have entered or will enter their liquidation phases in 2003, 2009, 2010, and 2011 respectively. As these partnerships enter into liquidation, we expect to receive economic benefit from our profit participation, after certain preferred returns have been paid to the partnership's limited partners. Unrealized gains associated with this potential profit participation, if any, have not been reflected on our balance sheet or statement of operations.

In August 2003 the Company began selling class C common shares. The offering is a $44 million offering ($40 million offered to the public and $4 million reserved for the dividend reinvestment program), issued on a best efforts basis through the independent financial broker dealer community. The Company will primarily use the proceeds for the acquisition of new properties and to pay down existing debt. Since August 2003, the Company had issued approximately 4.04 million shares (including shares issued through the dividend reinvestment program), representing approximately $40.4 million in proceeds from selling class C shares.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-QSB and include all of the disclosures required by accounting principles generally accepted in the United States of America. The condensed consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary to present a fair statement of results for the six month periods ended June 30, 2004 and 2003. Operating results for the three and six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the year ended December 31, 2004.

The condensed consolidated financial statements of AmREIT contained herein should be read in conjunction with the consolidated financial statements included in the Company's annual report on Form 10-KSB for the year ended December 31, 2003.

REAL ESTATE HELD FOR SALE

AmREIT constantly evaluates its real estate portfolio, identifying those assets that are non-core and no longer meet its investment objectives. Management has identified three portfolio properties that are considered non-core and are listed for sale. Further, management anticipates identifying an additional five to seven properties that it will list for sale during 2004.

Properties are classified as real estate held for sale if the properties were purchased with intent to sell the properties within twelve to eighteen months or if the properties are listed for sale. Additionally, if management has made the determination to dispose of an operating property, the associated property is reclassified to real estate held for sale and depreciation is ceased. An evaluation for impairment is also performed. At June 30, 2004, AmREIT owned eight properties that are classified as real estate held for sale. The eight properties have a combined carrying value of $11.0 million.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of AmREIT and its wholly or majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

NEW ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 ("FIN 46"), which was amended in December 2003. This Interpretation, as amended requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual return or both. As amended the interpretation requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The adoption of FIN 46 for small business filers is effective no later than December 31, 2004. Management anticipates the adoption of FIN 46 will not have an impact on our consolidated financial position, results of operations, or cash flows.

In May 2003, the Financial Accounting Standards Board issued Statement No. 150 ("Statement 150") "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". Statement 150 requires certain financial instruments that have characteristics of both liabilities and equity to be classified as a liability on the balance sheet. Statement 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Statement 150 will be effected by reporting the cumulative effect of a change in accounting principle for contracts created before the issuance date and still existing at the beginning of that interim period. The adoption of Statement 150 did not have an impact on our consolidated financial position, results of operations, or cash flows.

RECLASSIFICATION

Certain amounts in the interim unaudited 2003 condensed consolidated financial statements have been reclassified to conform to the presentation used in the interim unaudited 2004 condensed consolidated financial statements. Such reclassifications had no effect on previously reported net income or loss or shareholders' equity.

3. NOTES PAYABLE

In September 2003, the Company renewed its unsecured credit facility (the "Credit Facility"), which is being used to provide funds for the acquisition of properties and working capital. In June 2004, the Credit Facility was amended in order to increase the maximum availability and modify certain terms and conditions of the Credit Facility. Under the amended Credit Facility, which matures September 2004, the Company may borrow up to $35 million subject to the value of unencumbered assets. The Company and the lender are in the process of renewing the Credit Facility for a one year period. Management believes that the Credit Facility will be renewed on terms and conditions substantially the same as the current Credit Facility. The Credit Facility contains covenants which, among other restrictions, require the Company to maintain a minimum net worth, a maximum leverage ratio, specified interest coverage and fixed charge coverage ratios and allow the lender to approve all distributions. Furthermore, the Credit Facility contains concentration covenants and limitations, limiting property level net operating income for any one tenant to no more than 15% (35% for IHOP) of total property net operating income. For the six months ended June 30, 2004, IHOP net operating income represented approximately 33% of total property net operating income. On June 30, 2004, the Company was in compliance with all financial covenants. The Credit Facility's annual interest rate varies depending upon the Company's debt to asset ratio, from LIBOR plus a spread of 1.40% to LIBOR plus a spread of 2.35%. As of June 30, 2004, the interest rate was LIBOR plus 2.0%. As of June 30, 2004, $10.2 million was outstanding under the Credit Facility. Thus the Company has approximately $24.8 million available under its line of credit, subject to Lender approval on the use of the proceeds.

4. MAJOR TENANTS

As of June 30, 2004, there have been no significant changes in the tenant make-up from year end December 31, 2003, other than those delineated in Note 10.

5. EARNINGS PER SHARE

Basic earnings per share has been computed by dividing net income (loss) available to class A shareholders by the weighted average number of class A common shares outstanding. Diluted earnings per share has been computed by dividing net income (as adjusted) by the weighted average number of common shares outstanding plus the weighted average number of potentially dilutive common shares. Diluted earnings per share information is not applicable due to the anti-dilutive nature of the common class B and class C shares.

The following table presents information necessary to calculate basic and diluted earnings per share for the periods indicated:

                                               Quarter             Year to Date
                                          ------------------    ------------------
                                            2004       2003       2004       2003
                                          --------    ------    --------    ------
BASIC EARNINGS PER SHARE
Weighted average class A common shares
  outstanding (in thousands)                3,235      2,790      3,094      2,779

Basic and diluted (loss) earnings
  per share*                              $ (0.31)    $ 0.08    $ (0.71)    $ 0.08

EARNINGS (LOSS) FOR BASIC AND
  DILUTIVE COMPUTATION
(Loss) earnings to class A common
  shareholders (in thousands)             $(1,009)    $  210    $(2,187)    $  215



* The operating results for the three and six months ended June 30, 2004 include a charge to earnings of $362 thousand and $1.7 million, respectively, which represents the market value of the class A common shares issued to H. Kerr Taylor, President and CEO, related to the sale of his advisory company to AmREIT in 1998. The charge was for the deferred merger cost due from this sale that was triggered by the issuance of additional class C common shares. Additionally, these operating results include an impairment charge of $1.1 million, which represents a write-down in value of the vacant Wherehouse Entertainment property located in Wichita, Kansas, which was sold during the quarter. For additional information see Footnote 6 - DISCONTINUED OPERATIONS.

6.    DISCONTINUED OPERATIONS

The operations of fifteen properties were reported as discontinued operations for the six months period ended June 30, 2004. Eight of the properties were listed as held for sale at June 30, 2004, three of the properties were sold in the current year, and five of the properties were sold in 2003. The following is a summary of our discontinued operations (in thousands, except for per share data):

                                                 Quarter             Year to Date
                                             -----------------     -----------------
                                               2004       2003       2004       2003
                                             -------     -----     -------     -----
Rental revenue                               $   176     $ 294     $   317     $ 558
Earned income from direct financing
  leases                                          34       164         143       269
Interest and other income                        639        --         639        --
Gain on sale of real estate held for sale        242       279         850       279
General operating and administrative             (51)       (2)       (150)       (6)
Legal and professional                            --        --          --        (1)
Depreciation and amortization                    (25)      (38)        (39)      (76)

Interest expense                                  (2)      (61)        (41)      (89)
Minority interest                               (121)       --        (121)       --
Impairment charge                             (1,103)       --      (1,103)       --
                                             -------     -----     -------     -----
(Loss) income from discontinued
operations                                      (211)      636         495       934
                                             =======     =====     =======     =====
Basic and diluted (loss) income from
discontinued operations per common share     $ (0.07)    $0.23     $  0.16     $0.34
                                             =======     =====     =======     =====

On June 21, 2004, the Company sold its Wherehouse Entertainment project located in Wichita, Kansas. The Company recorded an impairment charge to earnings of approximately $1.10 million in the second quarter to reflect the loss incurred upon sale of the property, following the bankruptcy of its sole tenant. After a thorough remarketing during the quarter, the Company could not replace the previously existing value and determined to sell the asset and redeploy the proceeds into more productive investments.

Gain on real estate held for sale is a result of selling two properties, one acquired in 2003 and one acquired in 2004, with the intent to resell after a short holding period. Through a taxable REIT subsidiary, AmREIT actively seeks properties where there is an opportunity to purchase undervalued assets, and after a short holding period and value creation, dispose of the asset and capture the value created.

7. COMMITMENTS

The Company has signed a 63 month lease for office space. The lease commenced on May 14, 2004. The annual rent will be $210 thousand. Rental expense for the six months ended June 30, 2004 and 2003 was $60 thousand and $45 thousand, respectively.

As of June 30, 2004, the Company has contracted to purchase approximately $57.0 million of multi-tenant real estate projects that are anticipated to close during the third quarter of 2004. The acquisitions will be funded by cash and the assumption of debt.

8. SEGMENT REPORTING

The operating segments presented are the segments of AmREIT for which separate financial information is available, and revenue and operating performance is evaluated regularly by senior management in deciding how to allocate resources and in assessing performance.

AmREIT evaluates the performance of its operating segments primarily on revenue. Because the real estate development and operating segment and securities and retail partnership segment are both revenue and fee intensive, management considers revenue the primary indicator in allocating resources and evaluating performance.

The portfolio segment consists of our portfolio of single and multi-tenant shopping center projects. This segment consists of 53 properties located in 19 states. Expenses for this segment include depreciation, interest, minority interest, legal cost directly related to the portfolio of properties and the property level expenses. The consolidated assets of AmREIT are substantially all in this segment. Included in Corporate and Other are those costs and expenses related to general overhead and personnel that are not solely responsible for one of the reporting segments.

                                                    Real estate    Securities &
                                                    operating &      retail         Corporate
                                      Portfolio     development    partnerships     and other         Total
                                      ---------     -----------    ------------     ---------        -------
Six months ended June 30, 2004:
  Revenue                              $ 4,211         $ 949         $ 3,702         $   325         $ 9,187
  Income from non-consolidated
    affiliates                              --            --             187              --             187
  Expenses                              (1,760)          (95)         (2,942)         (3,658)         (8,455)
  Deferred merger cost                      --            --              --          (1,682)         (1,682)
                                       -------         -----         -------         -------         -------
  Net income (loss) before
    discontinued operations              2,451           854             947          (5,015)           (763)

Six months ended June 30, 2003:
  Revenue                              $ 2,941         $ 267         $   624         $     3         $ 3,835
  Income from non-consolidated
    affiliates                              --            --              86              --              86
  Expenses                              (1,495)           11            (392)         (1,872)         (3,748)
                                       -------         -----         -------         -------         -------
  Net income (loss) before
    discontinued operations              1,446           278             318          (1,869)            173

                                                    Real estate    Securities &
                                                    operating &      retail         Corporate
                                      Portfolio     development    partnerships     and other         Total
                                      ---------     -----------    ------------     ---------        -------
Three months ended June 30, 2004:
   Revenue                             $ 2,096         $ 581         $ 1,722         $   313         $ 4,712
   Income from non-consolidated             --            --             172              --             172
     affiliates
   Expenses                               (863)          (20)         (1,422)         (1,909)         (4,214)
   Deferred merger cost                     --            --              --            (362)           (362)
                                       -------         -----         -------         -------         -------
   Net income (loss) before
     discontinued operations             1,233           561             472          (1,958)            308

Three months ended June 30, 2003:
   Revenue                             $ 1,477         $ 136         $   488         $    --         $ 2,101
   Income from non-consolidated             --            45              --              45
     affiliates                             --
   Expenses                               (747)          (41)           (348)           (997)         (2,133)
                                       -------         -----         -------         -------         -------
   Net income (loss) before
     discontinued operations               730            95             185            (997)             13


9. PROPERTY ACQUISITIONS AND DISPOSITIONS

On June 15, 2004, AmREIT acquired The Courtyard at Post Oak, consisting of a 4,013 square-foot, free standing building occupied by Verizon Wireless (NYSE:
VZ) and a 9,584 square-foot, multi-tenant shopping center occupied by Ninfa's Restaurant and Dessert Gallery. The property is located at the northwest intersection of Post Oak and San Felipe in Houston, Texas which is the heart of the Uptown Houston area, the most significant retail corridor in the Greater Houston area. The property was acquired for cash. The weighted average remaining lease term for the project is 5.2 years. The anticipated combined net operating income contribution is approximately $450 thousand annually. Following is a summary of assets acquired and liabilities assumed as of the date of the Courtyard at Post Oak acquisition.

               Summary of Assets Acquired and Liabilities Assumed
                               as of June 15, 2004
                                 (In Thousands)

Assets
  Buildings                                                               $1,874
  Land                                                                     4,376
  Intangible lease costs                                                     101
                                                                          ------
  TOTAL ASSETS                                                            $6,351
                                                                          ======

Liabilities                                                               $   91

Net assets acquired                                                       $6,260
                                                                          ------


The following selected unaudited pro forma consolidated statement of operations for AmREIT and subsidiaries gives effect to the acquisition of Uptown Plaza, which assumes that the acquisition occurred on January 1, 2003. Uptown Plaza, acquired in December 2003, is a 28,000 square foot retail complex located in Houston, Texas, including a free-standing CVS/pharmacy drugstore and a retail shopping center anchored by Grotto, a new concept of Landry's Restaurant, Inc.

                                                  Three months ended    Six months ended
                                                     June 30, 2003        June 30, 2003
                                                  ------------------    ----------------
Revenues
  Rental income and earned income                       $ 1,778              $ 3,502
  Other income                                              624                  894
                                                        -------              -------
  Total Revenues                                          2,402                4,396
                                                        -------              -------
Total Expenses                                            1,573                2,752
                                                        -------              -------
Operating income                                            829                1,644


                                                  Three months ended    Six months ended
                                                     June 30, 2003        June 30, 2003
                                                  ------------------    ----------------
Income before discontinued operations                       241                  606

Income from discontinued operations                         636                  934

Pro forma net income                                        877                1,540

Distributions paid to class B and class C
  shareholders                                             (439)                (892)
                                                        -------              -------
Net income available to class A shareholders            $   438              $   648
                                                        =======              =======
Net income per common share - basic and diluted
  Loss before discontinued operations                     (0.07)               (0.10)
  Income from discontinued operations                      0.23                 0.34
                                                        -------              -------
  Net income                                               0.16                 0.24

Weaverage common shares used to compute
  net income per share, basic and diluted                 2,790                2,779
                                                        =======              =======

10. SUBSEQUENT EVENTS

On July 1, 2004, AmREIT acquired Plaza in the Park, a 129,955 square-foot Kroger (NYSE: KR) anchored shopping center located on approximately 14.3 acres. The property is located at the southwest corner of Buffalo Speedway and Westpark in Houston, Texas. Plaza in the Park's Kroger is undergoing a 13,120 square-foot expansion. The property was acquired for cash and the assumption of long-term fixed rate debt. The weighted average remaining lease term for the project is
9.2 years. The Kroger lease is for 20 years, containing approximately 71,000 square feet, expiring in August 2017. The shopping center is 96.67 percent occupied.

On July 1, 2004, AmREIT acquired Cinco Ranch - Kroger, a 97,297 square-foot Kroger (NYSE: KR) anchored shopping center located on approximately 12.8 acres of land. The property is located at the northeast corner of Mason Road and Westheimer Parkway in Katy, Texas. The property was acquired for cash and the assumption of long-term fixed rate debt. The weighted average remaining lease term for the project is 14 years. The Kroger lease is for 20 years, containing approximately 63,000 square-feet, expiring in June 2023. The shopping center is 100 percent occupied.

On July 21, 2004, AmREIT acquired Bakery Square Shopping Center, a 34,704 square-foot retail project including a free standing Walgreen's and a shopping center anchored by Bank of America (NYSE:BOA). This is an infill property located just west of downtown Houston and includes other national tenants such as T-Mobile, Blockbuster Video and Boston Market. The property as acquired for cash and the assumption of long-term fixed rate debt. The weighted average remaining lease term for the shopping center is 4.9 years. The Walgreen's lease is for 60 years and will expire in October 2056. The shopping center is 100 percent occupied.

On July 21, 2004, AmREIT sold the IHOP property located in Grand Prairie, Texas. The project was sold to an unaffiliated, buyer for cash. The project generated approximately $202 thousand in annual rental income from operating leases and earned income from direct financing leases, and was sold for a profit of approximately $800 thousand.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

FORWARD-LOOKING STATEMENTS

Certain information presented in this Form 10-QSB constitutes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Although the Company believes that the expectations reflected in these forward-looking statements are based upon reasonable assumptions, the Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include the following: changes in general economic conditions, changes in real estate market conditions, continued availability of proceeds from the Company's debt or equity capital, the ability of the Company to locate suitable tenants for its properties and the ability of tenants to make payments under their respective leases.

The condensed consolidated financial statements of AmREIT, and the following discussion contained herein should be read in conjunction with the consolidated financial statements and discussion included in the Company's annual report on Form 10-KSB for the year ended December 31, 2003. Historical results and trends which might appear should not be taken as indicative of future operations.

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto and the comparative summary of selective financial data appearing elsewhere in this report. Historical results and trends which might appear should not be taken as indicative of future operations.

EXECUTIVE OVERVIEW

AmREIT (AMEX: AMY) is a rapidly growing, self-managed and self-advised REIT with a 19-year history of delivering results to its investors. Its business model consists of a publicly traded REIT that is supported by three synergistic businesses - a real estate operating and development business, NASD-registered broker dealer securities business and a retail partnership business. This unique structure gives AmREIT access to the intellectual and financial capital required to support a rapid growth platform.

Operated as a wholly owned subsidiary, AmREIT's real estate operating and development business focuses on the development, acquisition, management, brokerage and ownership of high quality commercial retail real estate to generate monthly income and growth for our investors. The Company's in-house NASD-registered securites group gives the company direct access to the independent financial planning market, broadening AmREIT's avenues to raise capital. The retail partnership business combines the skills of our real estate team and our securities group to actively acquire and develop high quality properties, creating potential for increasing income and capital appreciation by opportunistically selling the properties within a defined time horizon.

The self-managed REIT focuses on the acquisition and development of "irreplaceable corners" - premier retail frontage properties in high-traffic, highly populated areas - to hold for long-term value. These properties are leased to tenants located in high-end multi-tenant shopping centers, grocery anchored centers and regional and national single tenants. AmREIT's retail partnership business incorporates an "active management" strategy to acqire develop and sell high quality free-standing and shopping center properties to create shorter-term added value.

AmREIT's goal is to deliver increasing, dependable, monthly income for its shareholders. In so doing, AmREIT strives to increase and maximize Funds From Operations ("FFO") by issuing long term capital through both the NASD independent financial planning marketplace as well as through Wall Street, and investing the capital in accretive real estate properties, acquired or developed, on irreplaceable corners. Additionally, we strive to maintain a conservative balance sheet. To that regard, we strive to maintain a debt to total asset ratio of less than 55%. As of June 30, 2004, our debt to total asset ratio was 33%.

At June 30, 2004, AmREIT owned a portfolio of 53 properties located in 19 states, subject to long term leases with retail tenants, either directly or through its interests in joint ventures or partnerships. Forty seven of the properties are single tenant properties, and represent approximately 74% of the rental income for the six months ended June 30, 2004. Six of the properties are multi-tenant and represent approximately 26% of the rental income for the six months ended June 30, 2004. In assessing the performance of the Company's properties, management evaluates the occupancy of the Company's portfolio. Occupancy for the total portfolio was 88.5% based on leaseable square footage as of June 30, 2004. Additionally, the Company anticipates that the majority of its rental income will consist of rental income generated from multi-tenant shopping centers by the end of 2004. We have been developing and acquiring multi-tenant shopping centers for over ten years in our retail partnership business. During that time, we believe we have developed the ability to recognize the high-end multi-tenant properties that can create long-term value, and with the downward pressure on single tenant cap rates, resulting in higher priced real estate, management anticipates strategically increasing its holdings of multi-tenant shopping centers.

Management intends to increase total assets from $101 million as of December 31, 2003 to approximately $200 million at the end of 2004. Through June 30, 2004, the Company fully subscribed its $40 million class C common share offering and began marketing its $170 million class D common share offering. With the proceeds of the class C common share offering and the assumption of debt, the Company has purchased approximately $70 million in real estate assets since December 31, 2003 including acquisitions subsequent to June 30, 2004 (see Footnote 10.).

Management intends to fund future acquisitions and development projects through a combination of equity offerings and debt financing. During 2004, the Company anticipates raising an additional $25 to $30 million of equity from various sources including Wall Street and the independent financial planning community.

Management expects that single tenant, credit leased properties, will continue to experience cap rate pressure during 2004 due to the low interest rate environment and increased buyer demand. Therefore, as it has been, our continued strategy will be to divest of properties which no longer meet our core criteria, and replace them with multi-tenant projects or the development of single tenant properties located on irreplaceable corners. With respect to additional growth opportunities, we have purchased approximately $57.0 million in grocery anchored and multi-tenant shopping center projects subsequent to June 30, 2004 and have over $50 million of projects in our pipeline at various stages of evaluation. Each potential acquisition is subjected to a rigorous due diligence process that includes site inspections, financial underwriting, credit analysis and market and demographic studies. Therefore, there can be no assurance that any or all of these projects will ultimately be purchased by AmREIT. Management anticipates, and has budgeted for, an increase in interest rates during 2004. As of June 30, 2004, approximately 69% of our outstanding debt had a long term fixed interest rate with an average term of seven years. Our philosophy continues to be matching long term leases with long term debt structures while keeping our debt to total assets ratio less than 55%.

SUMMARY OF CRITICAL ACCOUNTING POLICIES

The results of operations and financial condition of the Company, as reflected in the accompanying financial statements and related footnotes, are subject to management's evaluation and interpretation of business conditions, retailer performance, changing capital market conditions and other factors, which could affect the ongoing viability of the Company's tenants. Management believes the most critical accounting policies in this regard are the accounting for lease revenues (including the straight line rent), the regular evaluation of whether the value of a real estate asset has been impaired and the allowance for doubtful accounts. We evaluate our assumptions and estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable based on the circumstances.

Rental Income Recognition - In accordance with accounting principles generally accepted in the United States of America, the Company accounts for rental income under the straight line method, whereby we record rental income based on the average of the total rent obligation due under the primary term of the lease. The Company prepares a straight line rent schedule for each lease entered into. Certain leases contain a provision for percentage rent. Percentage rent is recorded in the period when the Company can reasonably calculate the amount of percentage rent owed, if any. Generally, the Company records percentage rent in the period in which the percentage rent payment is made, and can thereby be calculated and verified. For the six months ended June 30, 2004, the Company collected and recorded percentage rent from tenants of $65 thousand.

Real Estate Valuation - Real estate assets are stated at cost less accumulated depreciation, which, in the opinion of management, is not in excess of the individual property's estimated undiscounted future cash flows, including estimated proceeds from disposition. Depreciation is computed using the straight-line method, generally over estimated useful lives of 39 years for buildings and over the primary term of the lease for tenant improvements. Major replacements that extend the life of the property, or enhance the value of the property are capitalized and the replaced asset and corresponding accumulated depreciation are removed. All other maintenance items are charged to expense as incurred.

Upon the acquisition of real estate projects, the Company assesses the fair value of the acquired assets (including land, building, acquired, above and below market leases and in-place leases, as if vacant property value and tenant relationships) and acquired liabilities, and allocates the purchase price based on these assessments. The Company assesses fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and specific market and economic conditions that may affect the property. Factors considered by management in our analysis of determining the as if vacant property value include an estimate of carrying costs during the expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, up to 12 months depending on the property location, tenant demand and other economic conditions. Management also estimates costs to execute similar leases including leasing commissions, tenant improvements, legal and other related expenses.

Costs incurred in the development of new operating properties, including preacquisition costs directly identifiable with the specific project, development and construction costs, interest and real estate taxes are capitalized into the basis of the project. The capitalization of such costs ceases when the property, or any completed portion, becomes available for occupancy.

AmREIT's properties are reviewed for impairment if events or changes in circumstances indicate that the carrying amount of the property may not be recoverable. In such an event, a comparison is made of the current and projected operating cash flows of each such property on an undiscounted basis, plus the residual value of the property upon disposition, to the carrying value of such property. The carrying value would then be adjusted, if needed, to estimate the fair value to reflect an impairment in the value of the asset. Following the bankruptcy of its sole tenant, and after a thorough remarketing during the quarter, the Company determined that it could not replace the previously existing value in its Wherehouse Entertainment project located in Wichita, Kansas, and recorded an impairment charge to earnings of approximately $1.10 million in the second quarter. Subsequent to the write-down in value, management sold the property during the current quarter.

Valuation of Receivables - An allowance for the uncollectible portion of accrued rents, property receivables and accounts receivable is determined based upon an analysis of balances outstanding, historical payment history, tenant credit worthiness, additional guarantees and other economic trends. Balances outstanding include base rents, tenant reimbursements and receivables attributed to the accrual of straight line rents. Additionally, estimates of the expected recovery of pre-petition and post-petition claims with respect to tenants in bankruptcy are considered in assessing the collectibility of the related receivables. During the six months ended June 30, 2004, the Company wrote off receivables totaling approximately $67 thousand. The receivable is attributable to the accrual of straight line rents associated with Just for Feet. The write off of the receivable from Just for Feet is included in income from discontinued operations. The Company maintains a receivable related to Wherehouse Entertainment of approximately $126 thousand. Based on discussions with Wherehouse Entertainment and Blockbuster Entertainment Corporation, the guarantor of the lease, and legal proceedings involving Wherehouse Entertainment and Blockbuster Entertainment Corporation, the Company believes this receivable is collectable, and should be collected during 2004.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities and financing activities have been the principal sources of capital to fund the Company's ongoing operations and dividends. As AmREIT deploys the capital raised, and expected to be raised from its equity offerings, into income producing real estate, we anticipate that cash flow from operations will provide adequate resources for future ongoing operations and dividends. AmREIT's cash on hand, internally-generated cash flow, borrowings under our existing credit facilities, issuance of equity securities, as well as the placement of secured debt and other equity alternatives, is expected to provide the necessary capital to maintain and operate our properties as well as execute and achieve our growth strategies.

SOURCES AND USES OF FUNDS

Cash provided by operating activities as reported in the Consolidated Statements of Cash Flows increased $6.0 million for the six months ended June 30, 2004 when compared to the six months ended June 30, 2003. Investment in real estate acquired for resale decreased by $5.0 million. In addition, proceeds from sales of real estate acquired for sale increased by $714 thousand. AmREIT sold two properties for a profit that were acquired for sale, one in the first quarter and one in the second quarter of 2004.

The increase in net cash provided by operating activities was primarily due to a decrease in investment in real estate acquired for resale. During 2003, the Company invested in five IHOP properties that were purchased as acquired for resale. For the six months ended June 30, 2004, the Company has invested approximately $2.2 million in real estate acquired for resale. This decrease in investment in real estate acquired for resale was somewhat offset by a $1.1 million non-cash impairment charge related to the Wherehouse Entertainment property located in Wichita Kansas and a $1.7 million non-cash increase in deferred merger costs. The deferred merger expense is a result of shares issued or payable to H. Kerr Taylor, our President and Chief Executive Officer, as a result of the merger, which shares represented a portion of consideration payable to Mr. Taylor as a result of the sale of his advisory company to AmREIT in 1998. Mr. Taylor has now earned 100% of the shares eligible under the deferred consideration agreement. Therefore, AmREIT's internal advisor has been fully paid for, 100% with Company shares as opposed to debt, and no further payments of shares or expense related to the issuance of shares will be made.

Cash flows used in investing activities has been primarily related to the acquisition or development of retail properties. During the second quarter of 2004, AmREIT purchased The Courtyard at Post Oak, consisting of a free standing building occupied by Verizon Wireless and a multi-tenant center occupied by Ninfa's Restaurant and Dessert Gallery. During the first quarter of 2004, AmREIT through one its taxable REIT subsidiaries, acquired a 25% equity interest in a 45 acre retail redevelopment in Houston, Texas. The other partners are affiliated partnerships. The investment was funded through a combination of the $14.3 million of capital (net of $1.8 million in issuance costs) raised through the class C common share offering and debt financing.

In addition, the Company received $694 thousand in proceeds during the second quarter of 2004 from the sale of its Wherehouse Entertainment project located in Wichita, Kansas. Prior to the sale, the Company recorded an impairment charge to earnings of approximately $1.1 million to reflect the impaired value of the property. Cash flows used in investing activities as reported in the Consolidated Statements of Cash Flows increased from $3.1 million in the first six months of 2003 to $7.9 million in the first six months of 2004.

Cash flows provided by financing activities decreased from $5.4 million through June 30, 2003 to $4.8 million through June 30, 2004. Cash flows provided by financing activities were primarily generated from our class C common share offering. AmREIT fully subscribed its class C commons share offering during the second quarter. 100% of the net proceeds have been used to purchase irreplaceable corners. AmREIT has begun to market its class D common share offering, a $170 million common share offering, offered through the independent financial planning community. The class D common shares have a stated 6.5% annual dividend, paid monthly, are convertible into the Company's class A common shares at any time after a seven-year lock out period for a 7.7% premium on invested capital and are callable by the Company after one year. One advantage of raising capital through the independent financial planning marketplace is the capital is received on a monthly basis, allowing for a scaleable matching of real estate projects. Our first priority is to deploy the capital raised, and then to moderately leverage the capital, while maintaining our philosophy of a conservative balance sheet. The Company was able to reduce debt by almost $25.1 million with the proceeds from it class C common share offering.

AmREIT has a $35 million unsecured revolving credit facility, as amended in June 2004. The facility will mature on September 4, 2004, and the Company and Lender are in the process of renewing the Credit Facility for a one year period. Management believes that the Credit Facility will be renewed on terms and conditions substantially the same as the current Credit Facility. The Credit Facility contains covenants which, among other restrictions, require the Company to maintain a minimum net worth, a maximum leverage ratio, specified interest coverage and fixed charge coverage ratios and allow the lender to approve all distributions. Furthermore, the Credit Facility contains concentration covenants and limitations, limiting property level net operating income for any one tenant to no more than 15% (35% for IHOP) of total property net operating income. At June 30, 2004, IHOP net operating income represented approximately 33% of total property net operating income. At June 30, 2004, the Company was in compliance with all financial covenants. The Credit Facility's annual interest rate varies depending upon the Company's debt to asset ratio, from LIBOR plus a spread of 1.40% to LIBOR plus a spread of 2.35%. As of June 30, 2004, the interest rate was LIBOR plus 2.0%. As of June 30, 2004, $10.2 million was outstanding under the Credit Facility. Thus the Company has approximately $24.8 million available under its line of credit, subject to Lender approval on the use of the proceeds. In addition to the credit facility, AmREIT utilizes various permanent mortgage financing and other debt instruments. As of June 30, 2004, the Company had the following contractual debt obligations:

                               2004          2005        2006        2007        2008      Thereafter        Total
                              -------        ----        ----        ----        ----      ----------       -------
Unsecured debt:
  Revolving credit            $10,168        $ --        $ --        $ --        $ --        $    --        $10,168
    facility
  5.46% dissenter notes            --          --          --          --          --            760            760
Secured debt                      230         490         530         573         620         19,163         21,606

Non-cancelable operating
  lease payments                   79         210         210         210         210            123          1,042

Total contractual
  obligations                 $10,477        $700        $740        $783        $830        $20,046        $33,576
                              =======        ====        ====        ====        ====        =======        =======


In order to continue to expand and develop its portfolio of properties and other investments, the Company intends to finance future acquisitions and growth through the most advantageous sources of capital available at the time.

Such capital sources may include proceeds from public or private offerings of the Company's debt or equity securities, secured or unsecured borrowings from banks or other lenders, acquisitions of the Company's affiliated entities or other unrelated companies, or the disposition of assets, as well as undistributed funds from operations.

In August 2003, the Company commenced the class C common share offering. This offering is being exclusively made through the NASD independent financial planning community. It was a $44 million offering, of which $4 million has been reserved for the dividend reinvestment plan. As of June 30, 2004, 4.04 million shares had been issued, including shares issued through the dividend reinvestment program, resulting in approximately $40.4 million in gross proceeds. The proceeds are being and will be used to finance the acquisition and development of retail real estate projects, pay down the revolving credit facility and provide working capital for the on going operation of the company and its properties.

For the quarters ended June 30, 2004 and 2003, the Company paid dividends to its shareholders of $1.489 million, and $749 thousand respectively. The class A and class C shareholders receive monthly dividends and the class B shareholders receive quarterly dividends. All dividends are declared on a quarterly basis. The dividends by class follow (in thousands):

                                       Class A       Class B       Class C
                                       -------       -------       -------
        2004
                    Second quarter       $383         $429           $677
                    First quarter        $345         $434           $379

        2003
                    Fourth quarter       $320         $437           $156
                    Third quarter        $308         $443           $15
                    Second quarter       $310         $439           N/A


Until properties are acquired by the Company, the Company's funds are held in short-term, highly liquid investments which the Company believes to have appropriate safety of principal. This investment strategy has allowed, and continues to allow, high liquidity to facilitate the Company's use of these funds to acquire properties at such time as properties suitable for acquisition are located. At June 30, 2004, the Company's cash and cash equivalents totaled $846 thousand.

Cash flows from operating activities, investing activities, and financing activities for the three and six months ended June 30, are presented below in thousands:

                                    QUARTER                    YEAR TO DATE
                            -----------------------        ---------------------
                              2004            2003           2004          2003
                            -------         -------        -------       -------
Operating activities        $ 1,635         $(4,343)       $ 1,940       $(4,091)
Investing activities         (6,182)            (40)        (7,910)       (3,096)
Financing activities          3,214           4,294          4,784         5,417


INFLATION

Inflation has had very little effect on income from operations. Management expects that increases in store sales volumes due to inflation as well as increases in the Consumer Price Index (C.P.I.), may contribute to capital appreciation of the Company properties. These factors, however, also may have an adverse impact on the operating margins of the tenants of the properties.

FUNDS FROM OPERATIONS

AmREIT considers FFO to be an appropriate measure of the operating performance of an equity REIT. The National Association of Real Estate Investment Trusts (NAREIT) defines FFO as net income or loss computed in accordance with generally accepted accounting principles (GAAP), excluding gains from sales of property, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. In addition, NAREIT recommends that extraordinary items not be considered in arriving at FFO. AmREIT calculates its FFO in accordance with this definition. Most industry analysts and equity REITs, including AmREIT, consider FFO to be an appropriate supplemental measure of operating performance because, by excluding gains or losses on dispositions and excluding depreciation, FFO is a helpful tool that can assist in the comparison of the operating performance of a company's real estate between periods, or as compared to different companies. There can be no assurance that FFO presented by AmREIT is comparable to similarly titled measures of other REITs. FFO should not be considered as an alternative to net income or other measurements under GAAP as an indicator of our operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity.

Below is the calculation of FFO and the reconciliation to net income, which the Company believes is the most comparable GAAP financial measure to FFO, in thousands for the three months ended June 30:

                                                              QUARTER                    YEAR TO DATE
                                                      ---------------------         ---------------------
                                                        2004           2003           2004           2003
                                                      -------         -----         -------         -----
Income (loss) before discontinued operations          $   308         $  13         $  (763)        $ 173
Income  from discontinued operations                     (211)          636             495           934
Plus depreciation of real estate assets - from
  operations                                              257           170             488           352
Plus depreciation of real estate assets - from
  discontinued operations                                  26            38              39            76
Less class B and class C distributions                 (1,106)         (439)         (1,919)         (892)
                                                      -------         -----         -------         -----
Total Funds From Operations available to
  class A shareholders*                               $  (726)          418          (1,660)        $ 643

Cash dividends paid to class A shareholders           $   383         $ 310         $   728         $ 617
Dividends (in excess of) less than FFO*               $(1,109)        $ 108         $(2,388)        $  26


* Based on the adherence to the NAREIT definition of FFO, we have not added back the $362 thousand or $1.7 million charge to earnings for the three and six months ended June 30, 2004, respectively, resulting from shares issued to Mr. Taylor. Additionally, we have not added back the $1.1 million charge to earnings for the three and six months ended June 30, 2004, resulting from an asset impairment and corresponding write-down of value. Adding these charges back to earnings would result in adjusted funds from operations available to class A shareholders of $739 thousand for the three months ended June 30, 2004 and $1.1 million for the six months ended June 30, 2004. Adding the charge to earnings would also result in dividends paid being less than adjusted FFO of $356 thousand for the three months ended June 30, 2004 and $397 thousand for the six months ended June 30, 2004.

RESULTS OF OPERATIONS

COMPARISON OF THE THREE MONTHS ENDED JUNE 30, 2004 TO JUNE 30, 2003:

Rental revenue and earned income from direct financing leases increased by 42%, or $619 thousand, for the three months ended June 30, 2004 when compared to the three months ended June 30, 2003. Of this increase, $597 thousand is related to acquisitions made after the second quarter of 2003.

Securities commission income increased by $1.2 million for the three months ended June 30, 2004 when compared to 2003. This increase in securities commission income is due to increased capital being raised through our broker dealer company, AmREIT Securities Company (ASC). As ASC raises capital for either AmREIT or its affiliated retail partnerships, ASC earns a securities commission of between 8% and 10.5% of the money raised. During the second quarter of 2004, AmREIT and its affiliated retail partnerships raised approximately $15.3 million, as compared to approximately $4.3 million during the second quarter of 2003. This increase in commission income is somewhat mitigated by a corresponding increase in commission expense paid to other third party broker dealer firms. Commission expense increased by $1.0 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. Interest and other income increased approximately $313 thousand primarily due to the negotiated claim on the lease of the Footstar location in Baton Rouge.

General and operating expense for the three months ended June 30, 2004 increased $804 thousand when compared to 2003. The increase in general and operating expense is primarily due to additional personnel and the associated salary and benefits costs related to these individuals. Since the second quarter of 2003, the Company added members to each of the operating teams, two on the real estate team (property management, legal, acquisitions and leasing), four on the securities team and three clerical and administrative support positions. By building our various teams, we have not only been able to grow revenue and Funds from Operations, but believe that we will be able to sustain and further enhance our growth. Compensation expense increased $424 thousand in the three months ended June 30, 2004 as compared to the three months ended June 30, 2003. In addition, property expense increased $126 thousand.

Deferred merger costs increased from $0 in 2003 to $362 thousand in 2004. The deferred merger cost is related to deferred consideration payable to Mr. Taylor as a result of the acquisition of our advisor, which was owned by Mr. Taylor in 1998. In connection with the acquisition, Mr. Taylor agreed to payment for this advisory company in the form of common shares, paid as the Company increases its outstanding equity. To date, Mr. Taylor has received 900 thousand class A common shares, which fulfills the shares that he is owed under the deferred consideration agreement.

COMPARISON OF THE SIX MONTHS ENDED JUNE 30, 2004 TO JUNE 30, 2003:

Rental revenue and earned income from direct financing leases increased by 43%, or $1.3 million for the six months ended June 30, 2004 when compared to the six months ended June 30, 2003. Of this increase, $1.2 million is related to acquisitions made after the second quarter of 2003.

Securities commission income increased by $3.0 million, from $527 thousand in 2003 to $3.6 million in 2004. This increase in securities commission income is due to increased capital being raised through our broker dealer company, AmREIT Securities Company (ASC). As ASC raises capital for either AmREIT or its affiliated retail partnerships, ASC earns a securities commission of between 8% and 10.5% of the money raised. During the six months ended June 30, 2004, AmREIT and its affiliated retail partnerships raised approximately $33.3 million, as compared to approximately $5.2 million during the six months ended June 30, 2003. This increase in commission income is somewhat mitigated by a corresponding increase in commission expense paid to other third party broker dealer firms. Commission expense increased by $2.4 million, from $396 thousand in 2003 to $2.8 million in 2004.

General and operating expense increased $1.5 million, from $1.5 million in 2003 to $3.0 million in 2004. The increase in general and operating expense is primarily due to additional personnel and the associated salary and benefits costs related to these individuals. Since the second quarter of 2003, the Company added members to each of the operating teams, two on the real estate team (property management, legal, acquisitions and leasing), four on the securities team and three clerical and administrative support positions. By building our various teams, we have not only been able to grow revenue and Funds from Operations, but believe that we will be able to sustain and further enhance our growth. Compensation expense increased $882 thousand in the six months ended June 30, 2004 as compared to the six months ended June 30, 2003. In addition, property expense increased $261 thousand.

Deferred merger costs increased from $0 in 2003 to $1.7 million in the six months ended June 30, 2004. The deferred merger cost is related to deferred consideration payable to Mr. Taylor as a result of the acquisition of our advisor, which was owned by Mr. Taylor in 1998. In connection with the acquisition, Mr. Taylor agreed to payment for this advisory company in the form of common shares, paid as the Company increases its outstanding equity. To date, Mr. Taylor has received 900 thousand class A common shares, which fulfills the shares that he is owed under the deferred consideration agreement.

THE BOARD OF TRUST MANAGERS
AMREIT:

We have audited the accompanying Historical Summary of Gross Income and Direct Operating Expenses (Historical Summary) of Cinco Ranch Shopping Center (the Property) for the period June 4, 2003 through May 31, 2004. This Historical Summary is the responsibility of the management of AmREIT. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in the Current Report on Form 8-K. The presentation is not intended to be a complete presentation of the Property's revenues and expenses.

In our opinion, the Historical Summary referred to above presents fairly, in all material respects, the gross income and direct operating expenses, as described in note 2, of Cinco Ranch Shopping Center for the period June 4, 2003 through May 31, 2004, in conformity with U.S. general accepted accounting principles.

KPMG LLP

Houston, TX
September 14, 2004

   CINCO RANCH SHOPPING CENTER HISTORICAL SUMMARY OF GROSS INCOME AND DIRECT
    OPERATING EXPENSES FOR THE PERIOD FROM JUNE 4, 2003 THROUGH MAY 31, 2004


Gross Income                                                             $1,374,246
                                                                         ----------
Direct Operating Expenses:
      Operating expenses                                                    132,270
      Real estate taxes                                                     101,231
      Insurance                                                              10,697
      Interest                                                              485,676
                                                                         ----------
            Total direct operating expenses                                 729,874
                                                                         ----------
            Excess of gross income over direct operating expenses        $  644,372
                                                                         ==========

See accompanying notes to historical summary of gross income and direct operating expenses.

  CINCO RANCH SHOPPING CENTER NOTES TO HISTORICAL SUMMARY OF GROSS INCOME AND DIRECT OPERATING EXPENSES FOR THE PERIOD FROM JUNE 4, 2003 THROUGH MAY 31, 2004

(1) BUSINESS

The Cinco Ranch Shopping Center (the Property) is located in Katy, Texas. The property consists of approximately 97,297 square feet of gross leasable area and was 100% occupied at May 31, 2004. On July 1, 2004, AmREIT acquired the property for $15.5 million.

(2) BASIS OF PRESENTATION AND COMBINATION

The Historical Summary of Gross Income and Direct Operating Expenses (Historical Summary) has been prepared for the purpose of complying with Rule 3-14 of the Securities and Exchange Commission Regulation S-X and for inclusion in AmREIT's filing on Form 8-K, and is not intended to be a complete presentation of the Property's revenues and expenses. The seller purchased the Property on June 4, 2003. The Historical Summary has been prepared on the accrual basis of accounting. Management of the Property is required to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting period. Actual results may differ from those estimates.

(3) GROSS INCOME

The Property leases retail space under various lease agreements with its tenants. All leases are accounted for as operating leases. The leases include provisions under which the Property is reimbursed for common area maintenance, real estate taxes, and insurance costs. Revenue related to these reimbursed costs is recognized in the period the applicable costs are incurred and billed to tenants pursuant to the lease agreements. Certain leases contain renewal options at various periods at various rental rates. Certain of the leases contain provisions for contingent rentals. No contingent rent was earned during the period from June 4, 2003 through May 31, 2004.

Although certain leases may provide for tenant occupancy during periods for which no rent is due and/or increases exist in minimum lease payments over the term of the lease, rental income is recognized for the full period of occupancy on a straight-line basis.

The weighted average remaining lease term for the project is 14 years. Minimum rents to be received from tenants under operating leases, exclusive of common area maintenance reimbursements, which were $187 thousand for the period from June 4, 2003 through May 31, 2004, are as follows:

                  2005                    $ 1,218,461
                  2006                      1,207,697
                  2007                      1,081,057
                  2008                      1,064,256
                  2009                      1,013,050
                  Thereafter                8,546,056
                                          -----------
                        Total             $14,130,577
                                          ===========

Adjustments to record rental income on a straight line basis increased gross income by $24 thousand during the period from June 4, 2003 through May 31, 2004. Additionally, adjustments to rental income increased gross income by $6 thousand for such period due to adjustments to reflect rental income at market rates related to leases acquired through acquisition.

As of May 31, 2004, 63,373 square feet was leased to one tenant, Kroger, under a noncancelable lease that expires June 3, 2023. This tenant accounted for approximately 42% of rental revenue during the period from June 4, 2003 through May 31, 2004.

(4) DIRECT OPERATING EXPENSES

Direct operating expenses include only those costs expected to be comparable to the proposed future operations of the Property. Repairs and maintenance expenses are charged to operations as incurred. Costs such as depreciation and amortization are excluded from the Historical Summary.

(5) RELATED-PARTY TRANSACTIONS

During the period from June 4, 2003 through May 31, 2004, management fees and leasing commissions of $37,340 and $16,380, respectively, were paid or incurred. Such amounts were paid or owed to various entities related to the owner of the Property either by common ownership or control. Payments and amounts due to related parties represent amounts due under contracts for different services provided by the related party.

(6) PROJECT FINANCING

In June 2003, a $8,720,000 non-recourse note payable was entered into with a lender, secured by the Property. The note requires monthly installment payments of principal and interest through its maturity on July 10, 2013, at the fixed interest rate of 5.6%, based on a 30-year amortization. The Property is pledged as security under the terms of the note payable. The loan may not be prepaid before July 10, 2008 and requires prepayment fees of 5%, 4%, 3%, 2%, and 1% if it is prepaid during the sixth, seventh, eighth, ninth, or tenth year, respectively. In connection with the July 2004 acquisition of the Property by AmREIT, this note was assumed.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF TRUST MANAGERS
AMREIT:

We have audited the accompanying Historical Summary of Gross Income and Direct Operating Expenses (Historical Summary) of Plaza in the Park Shopping Center (the Property) for the period June 4, 2003 through May 31, 2004. This Historical Summary is the responsibility of the management of AmREIT. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in the Current Report on Form 8-K. The presentation is not intended to be a complete presentation of the Property's revenues and expenses.

In our opinion, the Historical Summary referred to above presents fairly, in all material respects, the gross income and direct operating expenses, as described in note 2, of Plaza in the Park Shopping Center for the period June 4, 2003 through May 31, 2004, in conformity with U.S. general accepted accounting principles.

KPMG LLP

Houston, TX
September 14, 2004

PLAZA IN THE PARK SHOPPING CENTER HISTORICAL SUMMARY OF GROSS INCOME AND DIRECT
    OPERATING EXPENSES FOR THE PERIOD FROM JUNE 4, 2003 THROUGH MAY 31, 2004


Gross Income                                                             $2,775,684
                                                                         ----------
Direct Operating Expenses:
      Operating expenses                                                    350,316
      Real estate taxes                                                     252,118
      Insurance                                                              34,142
      Interest                                                            1,026,493
                                                                         ----------
            Total direct operating expenses                               1,663,069
                                                                         ----------
            Excess of gross income over direct operating expenses        $1,112,615
                                                                         ==========

See accompanying notes to historical summary of gross income and direct operating expenses.

        PLAZA IN THE PARK SHOPPING CENTER NOTES TO HISTORICAL SUMMARY OF
         GROSS INCOME AND DIRECT OPERATING EXPENSES FOR THE PERIOD FROM
                       JUNE 4, 2003 THROUGH MAY 31, 2004

(1) BUSINESS

Plaza in the Park Shopping Center (the Property) is located in Houston, Texas. The Property consists of approximately 129,955 square feet of gross leasable area and was approximately 96.7% occupied at May 31, 2004. On July 1, 2004, AmREIT acquired the Property for $33.0 million.

(2) BASIS OF PRESENTATION AND COMBINATION

The Historical Summary of Gross Income and Direct Operating Expenses (Historical Summary) has been prepared for the purpose of complying with Rule 3-14 of the Securities and Exchange Commission Regulation S-X and for inclusion in AmREIT's filing on Form 8-K, and is not intended to be a complete presentation of the Property's revenues and expenses. The seller purchased the Property on June 4, 2003. The Historical Summary has been prepared on the accrual basis of accounting. Management of the Property is required to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting period. Actual results may differ from those estimates.

(3) GROSS INCOME

The Property leases retail space under various lease agreements with its tenants. All leases are accounted for as operating leases. The leases include provisions under which the Property is reimbursed for common area maintenance, real estate taxes, and insurance costs. Revenue related to these reimbursed costs is recognized in the period the applicable costs are incurred and billed to tenants pursuant to the lease agreements. Certain leases contain renewal options at various periods at various rental rates. Certain of the leases contain provisions for contingent rentals. No contingent rent was earned during the period from June 4, 2003 through May 31, 2004.

Although certain leases may provide for tenant occupancy during periods for which no rent is due and/or increases exist in minimum lease payments over the term of the lease, rental income is recognized for the full period of occupancy on a straight-line basis.

The weighted average remaining lease term for the project is 9.2 years. Minimum rents to be received from tenants under operating leases, exclusive of common area maintenance reimbursements, which were $480 thousand for the period from June 4, 2003 through May 31, 2004, are as follows:

                   2005                     $2,443,901
                   2006                      2,455,763
                   2007                      2,291,814
                   2008                      2,057,938
                   2009                      1,918,793
                   Thereafter               13,409,044
                                           -----------
                         Total             $24,577,253
                                           ===========


Adjustments to record rental income on a straight line basis increased gross income by $44 thousand during the period from June 4, 2003 through May 31, 2004. Additionally, adjustments to rental income decreased gross income by $66 thousand for such period due to adjustments to reflect rental income at market rates related to leases acquired through acquisition at other than market rates.

As of May 31, 2004, 68,658 square feet was leased to one tenant, Kroger, under a noncancelable lease that expires August 31, 2021. This tenant accounted for approximately 41% of rental revenue during the period from June 4, 2003 through May 31, 2004.

(4) DIRECT OPERATING EXPENSES

Direct operating expenses include only those costs expected to be comparable to the proposed future operations of the Property. Repairs and maintenance expenses are charged to operations as incurred. Costs such as depreciation and amortization are excluded from the Historical Summary.

(5) RELATED-PARTY TRANSACTIONS

During the period from June 4, 2003 through May 31, 2004, management fees and leasing commissions of $75,462 and $14,712, respectively, were paid or incurred. Such amounts were paid or owed to various entities related to the owner of the Property either by common ownership or control. Payments and amounts due to related parties represent amounts due under contracts for different services provided by the related party.

(6) PROJECT FINANCING

In June 2003, a $18,430,000 non-recourse note payable was entered into with a lender, secured by the Property. The note requires monthly installment payments of principal and interest through its maturity on July 10, 2013, at the fixed interest rate of 5.6%, based on a 30-year amortization. The Property is pledged as security under the terms of the note payable. The loan may not be prepaid before July 10, 2008 and requires prepayment fees of 5%, 4%, 3%, 2%, and 1% if it is prepaid during the sixth, seventh, eighth, ninth, or tenth year, respectively. In connection with the July 2004 acquisition of the Property by AmREIT, this note was assumed.

                             AMREIT AND SUBSIDIARIES
                         PRO FORMA FINANCIAL INFORMATION

                                   (UNAUDITED)

The following pro forma financial statements have been prepared to provide pro forma information with regards to the properties described below (the "Properties") which AmREIT (the "Company") acquired from an unrelated third party.

On July 1, 2004, the Company acquired Plaza in the Park Shopping Center, a 129,955 square-foot Kroger anchored shopping center located on approximately
14.3 acres. The property is located in Houston, Texas and is 96.7% occupied. Also on July 1, 2004, the Company acquired Cinco Ranch Shopping Center, a 97,297 square-foot Kroger anchored shopping center located on approximately 12.8 acres of land. The property is located in Katy, Texas and is 100% occupied.

The unaudited Pro Forma Condensed Consolidated Balance Sheet presents the historical financial information of the Company as of June 30, 2004 as adjusted for the acquisition of the Properties which are assumed to have occurred on June 30, 2004.

The unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 2003 and the six months ended June 30, 2004 combine the historical operations of the Company with the gross income and direct operating expenses of the Properties and are presented as if the acquisitions of the Properties occurred on January 1, 2003.

The unaudited pro forma condensed consolidated financial statements have been prepared by the Company's management based upon the historical financial statements of the Company and of the Properties. These pro forma statements may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. In management's opinion, all adjustments necessary to reflect the effects of the property acquisitions have been made. These unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements included in the Company's previous filings with the Securities and Exchange Commission.

                             AMREIT AND SUBSIDIARIES
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               AS OF JUNE 30, 2004
                                   (unaudited)

                                 (in thousands)

                                                                                        Acquisitions (2)
                                                                                    ------------------------
                                                                       AmREIT         Cinco     Plaza in the
                                                                   Historical (1)     Ranch         Park         Pro Forma
                                                                   --------------   ---------   ------------     ---------
ASSETS
Property:
     Land                                                            $  37,920      $   2,660     $  13,232      $  53,812
     Buildings                                                          32,286          9,619        14,091         55,996
     Tenant improvements                                                   620          1,459         1,905          3,984
                                                                     ---------      ---------     ---------      ---------
                                                                        70,826         13,738        29,228        113,792
     Less accumulated depreciation and amortization                     (2,707)            --            --         (2,707)
                                                                     ---------      ---------     ---------      ---------
         Net real estate held for investment                            68,119         13,738        29,228        111,085
     Real estate held for sale, net                                     11,032             --            --         11,032

Net investment in direct financing leases held for investment           19,222             --            --         19,222

Intangible lease cost, net                                                 672          1,892         3,742          6,306
Other assets                                                             9,667             44           203          9,914
                                                                     ---------      ---------     ---------      ---------
TOTAL ASSETS                                                         $ 108,712      $  15,674     $  33,173      $ 157,559
                                                                     =========      =========     =========      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
     Notes payable                                                   $  32,534      $  15,504(3)  $  33,007(3)   $  81,045
     Other liabilities                                                   3,465            170           166          3,801
                                                                     ---------      ---------     ---------      ---------
         TOTAL LIABILITIES                                              35,999         15,674        33,173         84,846
                                                                     ---------      ---------     ---------      ---------
Minority interest                                                        1,010             --            --          1,010

Shareholders' equity                                                    71,703             --            --         71,703
                                                                     ---------      ---------     ---------      ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           $ 108,712      $  15,674     $  33,173      $ 157,559
                                                                     =========      =========     =========      =========


The accompanying notes are an integral part of this pro forma condensed consolidated financial statement.

                             AMREIT AND SUBSIDIARIES
             NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               AS OF JUNE 30, 2004

                                   (UNAUDITED)

(1) Reflects the historical condensed consolidated balance sheet of the Company as of June 30, 2004. Please refer to the AmREIT's historical consolidated financial statements and notes thereto included in the Company's Quarterly Report on Form 10-QSB for the six months ended June 30, 2004.

(2) Reflects the acquisition of the Properties. The aggregate purchase price was $48.5 million and was allocated among land, buildings, tenant improvements, above- and below-market leases and intangible lease costs pursuant to Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141). The buildings are depreciated over a period of 39 years.

(3) In conjunction with the acquisition of the Properties, the Company assumed $26.8 million of secured debt with a fixed rate of 5.6%. Additionally, $21.7 million of the acquisition consideration was funded through the Company's credit facility (rate of 3.375% on the acquisition date). The terms of the debt assumed approximated market on the date of the acquisition; accordingly, no adjustments were made to the carrying value of the debt in allocating the purchase price of the Properties.

                             AMREIT AND SUBSIDIARIES
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                                   (Unaudited)

                    (in thousands, except per share amounts)

                                                                              Acquisitions (2)
                                                                         ------------------------
                                                            AmREIT        Cinco      Plaza in the    Pro Forma
                                                         Historical(1)    Ranch         Park        Adjustments     Pro Forma
                                                         -------------   --------    ------------   -----------     ---------
Revenues
 Rental income and earned income                           $  4,211      $    687      $  1,388      $     --      $  6,286
 Other income                                                 4,975            --            --            --         4,975
                                                           --------      --------      --------      --------      --------
 Total Revenues                                               9,186           687         1,388            --        11,261
                                                           --------      --------      --------      --------      --------
Expenses
 General operating and administrative                         3,008           122           318            --         3,448
 Depreciation and amortization                                  504            --            --           740(3)      1,244
 Other expenses                                               5,093            --            --            --         5,093
                                                           --------      --------      --------      --------      --------
 Total Expenses                                               8,605           122           318           740         9,785
                                                           --------      --------      --------      --------      --------
Operating income                                                581           565         1,070          (740)        1,476
Interest expense                                             (1,163)         (243)         (513)         (356)(4)    (2,275)
Other income/expense                                           (182)           --            --            --          (182)

Income (loss) from continuing operations                       (764)          322           557        (1,096)         (981)

Distributions paid to class B and class C shareholders       (1,919)           --            --            --        (1,919)
                                                           --------      --------      --------      --------      --------
Loss from continuing operations available to class A
  shareholders                                             ($ 2,682)     $    322      $    557      ($ 1,096)     ($ 2,900)
                                                           ========      ========      ========      ========      ========
Loss from continuing operations - basic and diluted           (0.87)                                                  (0.94)
                                                           --------                                                --------
Weighted average common shares used to compute
 net income per share, basic and diluted                      3,094                                                   3,094
                                                           ========                                                ========

The accompanying notes are an integral part of this pro forma condensed consolidated financial statement.

                             AMREIT AND SUBSIDIARIES
        NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004

                                   (UNAUDITED)

(1) Reflects the historical condensed consolidated statement of operations of the Company for the six months ended June 30, 2004. Please refer to AmREIT's historical consolidated financial statements and notes thereto included in the Company's Quarterly Report on Form 10-QSB for the six months ended June 30, 2004.

(2) The historical statements of operations for the Properties represent a historical summary of gross income and direct operating expenses for the period from January 1, 2004 through June 30, 2004. Costs such as depreciation and amortization were excluded from the historical summary. See Note 3 below.

(3) Represents the depreciation of the building (over 39 years) and tenant improvements (over the terms of the respective lease agreements) as well as the amortization of the intangible assets based on the preliminary purchase price allocation in accordance with SFAS No. 141.

(4) Represents the incremental interest expense related to the portion of the acquisition consideration that was financed via the Company's credit facility, assuming an interest rate of 3.375%.

                             AMREIT AND SUBSIDIARIES
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2003
                                   (Unaudited)

                    (in thousands, except per share amounts)

                                                                     Acquisitions(2)
                                                                  --------------------
                                                     AmREIT        Cinco      Plaza in      Pro Forma
                                                  Historical(1)    Ranch      the Park     Adjustments        Pro Forma
                                                  -------------   -------     --------     -----------        ---------
Revenues
  Rental income and earned income                   $ 7,584       $ 1,143      $ 2,798      $      -           $ 11,525
  Other income                                        5,025             -            -             -              5,025
                                                    -------       -------      -------      --------           --------
  Total Revenues                                     12,609         1,143        2,798             -             16,550
                                                    -------       -------      -------      --------           --------
Expenses
  General operating and administrative                3,937           245          642                            4,824
  Depreciation and amortization                         836             -            -         1,479 (3)          2,315
  Other expenses                                      4,084             -            -             -              4,084
                                                    -------       -------      -------      --------           --------
  Total Expenses                                      8,857           245          642         1,479             11,223
                                                    -------       -------      -------      --------           --------
Operating income                                      3,752           898        2,156        (1,479)             5,327
Interest expense                                     (2,354)         (491)      (1,037)         (712)(4)         (4,594)
Other expense                                          (102)            -            -             -               (102)
                                                    -------       -------      -------      --------           --------
Income (loss) before discontinued operations          1,296           407        1,119        (2,191)               630

Distributions paid to class B and class C
  shareholders                                       (1,943)            -            -             -             (1,943)
                                                    -------       -------      -------      --------           --------

Income (loss) from continuing operations
  available to class A shareholders                 $  (647)      $   407      $ 1,119      $ (2,191)          $ (1,312)
                                                    =======       =======      =======      ========           ========

Loss from continuing operations-
    basic and diluted                                 (0.23)                                                      (0.47)
                                                    -------                                                    --------

Weighted average common shares used to compute
  net income per share, basic and diluted             2,792                                                       2,792
                                                    =======                                                    ========

The accompanying notes are an integral part of this pro forma condensed consolidated financial statement.

                             AMREIT AND SUBSIDIARIES
        NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003

                                   (UNAUDITED)

(1) Reflects the historical condensed consolidated statement of operations of the Company for the year ended December 31, 2003. Please refer to AmREIT's historical consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003.

(2) The historical statements of operations for the Properties represent a historical summary of gross income and direct operating expenses for the year ended December 31, 2003. Costs such as depreciation and amortization were excluded from the historical summary. See Note 3 below.

(3) Represents the depreciation of the building (over 39 years) and tenant improvements (over the terms of the respective lease agreements) as well as the amortization of the intangible assets based on the preliminary purchase price allocation in accordance with SFAS No. 141.

(4) Represents the incremental interest expense related to the portion of the acquisition consideration that was financed via the Company's credit facility, assuming an interest rate of 3.375%.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31 through 35 and Item 37 of Part II are incorporated by reference from Amendment No. 1 to the Registrant's Registration Statement on Form S-11, as filed on June 24, 2004.

ITEM 36. FINANCIAL STATEMENTS AND EXHIBITS

         (a)      FINANCIAL STATEMENTS.

                  [TO COME]

         (b)      EXHIBITS (SEE EXHIBIT INDEX).

         EXHIBIT
           NO.        EXHIBIT
         -------      -------
            1.1       Form of Dealer Manager Agreement*
            3.1       Amended and Restated Declaration of Trust (incorporated by reference to Exhibit 3.1 to the Registrant's Form 10-KSB for the fiscal year ended December 31, 2002)
            3.2       Bylaws (incorporated by reference to Exhibit 3.2 to the
                      Registrant's Form 10-KSB for the fiscal year ended
                      December 31, 2002)
            3.3       Form of Statement of Designation for class D common
                      shares*
            4.1       Form of Subscription Agreement and Subscription Agreement
                      Signature Page (included as Exhibit A to the Prospectus)
            5.1       Opinion of Locke Liddell & Sapp LLP regarding legality of
                      the securities*
            8.1       Opinion of Locke Liddell & Sapp LLP regarding tax matters*
           21.1       Subsidiaries of the Registrant*
           23.1       Consent of Locke Liddell & Sapp LLP (included in Exhibits
                      5.1 and 8.1)*
           23.2       Consent of KPMG LLP
           24.1       Power of Attorney*

         ----------------
         * Previously filed

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 29 day of September, 2004.

                                    AMREIT
                                    (Registrant)
                                    By:    /s/ H. Kerr Taylor
                                       -----------------------------------------
                                    Name:  H. Kerr Taylor
                                    Title: President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                    Signature                                     Title                              Date
                    ---------                                     -----                              ----
/s/ H. Kerr Taylor                                 President, Chief Executive Officer         September 29, 2004
----------------------------------------------     and Chairman of the Board
H. Kerr Taylor                                     (Principal Executive Officer)


/s/ Chad C. Braun                                  Executive Vice President and Chief         September 29, 2004
----------------------------------------------     Financial Officer
Chad C. Braun                                      (Principal Financial Officer)

         *                                         Trust Manager                              September 29, 2004
----------------------------------------------
Robert S. Cartwright

         *                                         Trust Manager                              September 29, 2004
----------------------------------------------
G. Steven Dawson

         *                                         Trust Manager                              September 29, 2004
----------------------------------------------
Bryan L. Goolsby

         *                                         Trust Manager                              September 29, 2004
----------------------------------------------
Philip W. Taggart


*By:  /s/ Chad C. Braun
    ------------------------------------------
      Chad C. Braun
      Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT
  NO.        EXHIBIT
-------      -------
   1.1       Form of Dealer Manager Agreement*
   3.1       Amended and Restated Declaration of Trust (incorporated by reference to Exhibit 3.1 to the Registrant's Form 10-KSB for the
             fiscal year ended December 31, 2002)
   3.2       Bylaws (incorporated by reference to Exhibit 3.2 to the
             Registrant's Form 10-KSB for the fiscal year ended December 31,
             2002)
   3.3       Form of Statement of Designation for class D common shares*
   4.1       Form of Subscription Agreement and Subscription Agreement Signature
             Page (included as Exhibit A to the Prospectus)
   5.1       Opinion of Locke Liddell & Sapp LLP regarding legality of the securities*
   8.1       Opinion of Locke Liddell & Sapp LLP regarding tax matters*
  21.1       Subsidiaries of the Registrant*
  23.1       Consent of Locke Liddell & Sapp LLP (included in Exhibits 5.1 and 8.1)*
  23.2       Consent of KPMG LLP
  24.1       Power of Attorney*

----------------
* Previously filed